      As filed with the Securities and Exchange Commission on October 28, 1999

                                                     Registration No.333- ______

                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2


                   TITANIUM UNIVERSAL LIFE VARIABLE ACCOUNT
                             (Exact name of trust)

                    UNITED INVESTORS LIFE INSURANCE COMPANY
                              (Name of depositor)

                            2001 Third Avenue South
                           Birmingham, Alabama 35233
         (Complete address of depositor's principal executive offices)

     (Name and complete address
     of agent for service)                      Copy to:

     John H. Livingston, Esq.                   Frederick R. Bellamy, Esq.
     United Investors Life Insurance Company    Sutherland Asbill & Brennan LLP
     2001 Third Avenue South                    1275 Pennsylvania Avenue, N.W.
     Birmingham, Alabama 35233                  Washington, D.C. 20004-2415

                 Approximate date of proposed public offering:
  As soon as practicable after the effective date of this Registration Statement

  Securities Being Offered: Flexible Premium Variable Life Insurance Policies

     The Registrant hereby amends this Registration Statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                    PART I

                                  Prospectus
                               February 1, 2000

     Please read this prospectus carefully before investing, and keep it for future reference. It contains important information about the Titanium Investor variable life insurance policy, which is issued by:

United Investors Life Insurance Co.
2001 Third Avenue South
Birmingham, Alabama 35233

     The SEC maintains an Internet website (http://www.sec.gov) that contains material incorporated by reference into this prospectus and other information.

     Variable life insurance policies involve certain risks, and you may lose some or all of your investment.

 .    We do not guarantee how any of the subaccounts will perform.

 .    The policy is not a deposit or obligation of any bank, and no bank endorses or guarantees the policy.

 .    Neither the U.S. Government nor any Federal agency insures your investment in the policy.

There is no guaranteed cash surrender value for amounts allocated to the variable subaccounts. If the net cash surrender value (the cash surrender value reduced by any loan balance) is insufficient to cover the charges due under the policy, the policy may terminate without value.

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             TITANIUM INVESTOR(SM)
                       VARIABLE UNIVERSAL LIFE INSURANCE

FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
  issued by
United Investors Life Insurance Company
  through
Titanium Universal Life Variable Account

     The policy offers 30 funding choices--one fixed account (paying a guaranteed minimum fixed rate of interest) and 29 variable subaccounts which invest in the following mutual fund portfolios:

     AIM Variable Insurance Funds, Inc.
     .    AIM V.I. Capital Appreciation Fund
     .    AIM V.I. Growth Fund
     .    AIM V.I. Growth and Income Fund
     .    AIM V.I. International Equity Fund
     .    AIM V.I. Value Fund

     The Alger American Fund
     .    Alger American Growth
     .    Alger American Income and Growth
     .    Alger American Leveraged AllCap
     .    Alger American MidCap Growth
     .    Alger American Small Capitalization

     BT Insurance Funds Trust
     .    EAFE(R) Equity Index Fund
     .    Small Cap Index Fund

     Fidelity Variable Insurance Products Fund
     .    Fidelity VIP Equity Income
     .    Fidelity VIP Growth
     .    Fidelity VIP Growth and Income
     .    Fidelity VIP Growth Opportunities
     .    Fidelity VIP High Income
     .    Fidelity VIP Money Market
     .    Fidelity VIP Overseas

     Fidelity Variable Insurance Products Fund II
     .    Fidelity VIP II Balanced
     .    Fidelity VIP II Contrafund
     .    Fidelity VIP II Fund
     .    Fidelity VIP II Index 500

     INVESCO Variable Investment Funds, Inc.
     .    INVESCO VIF- Equity Income Fund
     .    INVESCO VIF- Technology Fund
     .    INVESCO VIF- Utilities Fund

     Strong Variable Insurance Funds, Inc.
     .    Strong Discovery Fund II
     .    Strong Mid Cap Growth Fund II
     .    Strong Opportunity Fund II

Table of Contents
--------------------------------------------------------------------------------

Summary  ..................................................................    1
  The Policy  .............................................................    1
  Payment of Premiums  ....................................................    1
  Funding Choices  ........................................................    1
  Charges and Deductions  .................................................    2
  Taxes  ..................................................................    4
  Cash Benefits  ..........................................................    4
  Death Benefit  ..........................................................    4
  Termination  ............................................................    4
  Other Information  ......................................................    5
  Inquiries  ..............................................................    5

Titanium Universal Life Variable Account  .................................    6
  The Portfolios.  ........................................................    6
  Fund Management and Fees  ...............................................    8

Fixed Account  ............................................................    9

The Policy  ...............................................................    9
  Applying for a Policy  ..................................................    9
  "Free Look" Right to Cancel the Policy  .................................    9
  Premiums  ...............................................................   10
  Transfers  ..............................................................   12
  Dollar-Cost Averaging  ..................................................   12
  Automatic Asset Rebalancing..............................................   13
  Surrender of the Policy  ................................................   13
  Withdrawals  ............................................................   13
  Loan Benefits  ..........................................................   13
  Requesting Payments  ....................................................   14
  Policy Changes  .........................................................   15
  Reports to Owners  ......................................................   15
  Other Policy Provisions  ................................................   16
  Assignment and Change of Owner  .........................................   16

Death Benefits  ...........................................................   17
  Amount of Death Benefit Payable  ........................................   17
  Death Benefit Options  ..................................................   17
  Adjustable Term Insurance Rider and Target Face Amount  .................   18
  Changing the Death Benefit Option  ......................................   19
  Changing the Face Amount  ...............................................   19
  Effect of Withdrawals on the Death Benefit  .............................   20
  Beneficiary  ............................................................   20
  Supplemental Benefits  ..................................................   20

Charges and Deductions  ...................................................   21
  Premium Expense Charges  ................................................   22
  Mortality and Expense Risk Charge  ......................................   22
  Monthly Deduction  ......................................................   22
  Surrender Charge  .......................................................   23
  Transaction Charges  ....................................................   24
  Other Charges  ..........................................................   24

  Cost of Insurance  ......................................................   25
  Reduction in Charges for Certain Groups  ................................   25

Policy Values  ............................................................   26
  Policy Value  ...........................................................   26
  Variable Account Value  .................................................   26
  Fixed Account Value  ....................................................   28

Tax Considerations  .......................................................   28
  Introduction  ...........................................................   28
  Tax Status of the Policy  ...............................................   29
  Tax Treatment of Policy Benefits  .......................................   29
  Taxation of United Investors  ...........................................   31
  Employment-Related Benefit Plans  .......................................   31

Other Information  ........................................................   32
  United Investors Life Insurance Company  ................................   32
  Sale of the Policies  ...................................................   32
  Changing the Variable Account  ..........................................   32
  Voting of Portfolio Shares  .............................................   32
  Addition, Deletion, or Substitution of Investments  .....................   33
  Other Information  ......................................................   34
  Litigation  .............................................................   34
  Legal Matters  ..........................................................   34
  Experts  ................................................................   34
  Financial Statements  ...................................................   34

Appendix A: Hypothetical Illustrations  ...................................   35
Appendix B: Directors and Officers of United Investors  ...................   44
Appendix C: Glossary  .....................................................   45
Appendix D: Financial Statements  .........................................  F-1


________________________________________________________________________________

This prospectus generally describes only the variable portion of the policy, except where the fixed account is specifically mentioned.

Buying this policy might not be a good way of replacing your existing insurance or adding more insurance if you already own a flexible premium variable life insurance policy.

Certain terms and phrases used in this prospectus are explained in Appendix C.

Summary
--------------------------------------------------------------------------------

     This is a summary of some of the more important points that you should know and consider before purchasing the Titanium Investor variable life insurance policy.

The Policy

     The Titanium Investor variable life insurance policy is an individual flexible premium variable life insurance policy issued by United Investors Life Insurance Company. Among other things, the policy:

(a) provides insurance protection on the life of the insured until the policy's maturity date.

(b) allows you to vary the amount and timing of the premiums you pay and to change the amount of the death benefit payable under the policy.

(c) provides the opportunity for cash value build-up on a tax-deferred basis, depending on investment performance of the underlying mutual fund portfolios. However, there is no guaranteed policy value and you bear the risk of poor investment performance.

(d) permits you to borrow against the policy value, to make withdrawals, or to surrender the policy completely. Loans and withdrawals will affect the policy value and may affect the death benefit and termination of the policy. Loans, withdrawals and surrenders may be taxable and subject to a 10% tax penalty before age 59-1/2.

     In addition to providing life insurance, the policy provides a means of investing for your retirement or other long-term purposes. Tax deferral allows the entire amount you have invested (net of charges) to remain in the policy where it can continue to produce an investment return. Therefore, your money could grow faster than in a comparable taxable investment where current income taxes would be due each year.

     You may divide your Titanium Investor policy value among the fixed account and 29 variable subaccounts which invest in specified portfolios of underlying mutual funds. We guarantee the principal and a minimum interest rate you will receive from the fixed account. However, the value of what you allocate to the variable subaccounts is not guaranteed. Instead, your investment in the variable subaccounts will go up or down with the performance of the particular mutual fund portfolios you select (and the deduction of charges). You will lose money on policy value allocated to the variable subaccounts if performance is not sufficiently positive to cover the charges under the policy.

Payment of Premiums

     Although you select a premium payment plan, you are not required to follow it. (The minimum initial premium and planned premium depend on age, sex, and risk class of the insured, on the face amount of the policy, and on any supplemental benefit riders to the policy.) Within limits, you can vary the frequency and amount of premium payments and can skip planned premiums. However, extra premiums may be required to prevent policy termination under certain circumstances.

Funding Choices

     We deduct premium expense charges from each premium payment, and then we allocate the net premium among the variable subaccounts and the fixed account according to your written instructions.

     You may allocate each premium (and your existing policy value) among variable subaccounts which invest in the following 29 mutual fund portfolios:

     AIM Variable Insurance Funds, Inc.
     .    AIM V.I. Capital Appreciation Fund
     .    AIM V.I. Growth Fund
     .    AIM V.I. Growth and Income Fund
     .    AIM V.I. International Equity Fund
     .    AIM V.I. Value Fund

     The Alger American Fund
     .    Alger American Growth Portfolio
     .    Alger American Income and Growth Portfolio
     .    Alger American Leveraged AllCap Portfolio
     .    Alger American MidCap Growth Portfolio
     .    Alger American Small Capitalization

     BT Insurance Funds Trust
     .    EAFE(R) Equity Index Fund
     .    Small Cap Index Fund

     Fidelity Variable Insurance Products Fund
     .    Fidelity VIP Equity Income

     .    Fidelity VIP Growth
     .    Fidelity VIP Growth and Income
     .    Fidelity VIP Growth Opportunities
     .    Fidelity VIP High Income
     .    Fidelity VIP Money Market
     .    Fidelity VIP Overseas

     Fidelity Variable Insurance Products Fund II
     .    Fidelity VIP II Balanced
     .    Fidelity VIP II Contrafund
     .    Fidelity VIP II Fund
     .    Fidelity VIP II Index 500

     INVESCO Variable Investment Funds, Inc.
     .    INVESCO VIF- Equity Income Fund
     .    INVESCO VIF- Technology Fund
     .    INVESCO VIF- Utilities Fund

     Strong Variable Insurance Funds, Inc.
     .    Strong Discovery Fund II
     .    Strong Mid Cap Growth Fund II
     .    Strong Opportunity Fund II

     You may also allocate each premium (and your existing policy value) to the fixed account. We guarantee your fixed account allocation will earn at least 3.5% interest per year.

Charges and Deductions

     We deduct a 2.5% premium expense charge from each premium payment for state and local taxes and a 1.5% premium expense charge for the estimated cost of the federal income tax treatment of deferred acquisition costs. In addition, we deduct a 4% sales charge from each premium payment, until premiums paid equal 10 Target premiums (or the premiums paid allocated to an increase in the policy's base face amount equal 10 Target premiums for the increase).

     We also make certain periodic deductions from your policy value. Each month, we deduct a "monthly deduction" from your policy value, which is the sum of the following:

     (a)  the cost of insurance charge;

     (b)  the initial policy charge ($20 per month for the first 12 months);

     (c) the monthly administrative charge (currently $6.00, and guaranteed not to exceed $10.00); and

     (d)  any supplemental benefit or rider charges.

     Each day, we deduct a charge from the assets in the variable subaccounts for certain mortality and expense risks we bear under the policy. This charge is at an effective annual rate of 0.75% of those assets during the first ten policy years, .50% during the second ten policy years, and 0.25% thereafter. We guarantee not to increase this mortality and expense risk charge above these annual rates.

     We deduct a surrender charge from the policy value upon a full surrender before the 14th policy anniversary (or the 14th anniversary of any increase in the policy's base face amount). The surrender charge consists of two charges: the administrative surrender charge and the sales surrender charge.

     The administrative surrender charge is $4 per $1,000 of base face amount for the first 9 policy years (or for the 9 years following an increase in the policy's base face amount), and then decreases annually to zero at the 14th policy anniversary.

     The sales surrender charge for the first 2 policy years (or for the 2 years following an increase in the policy's base face amount) is:

  .  26% of premium paid up to one target premium, plus

  .  6% of premium paid above one target up to two target premiums, plus

  .  5% of premium paid above two target premiums.

     The sales surrender charge for policy years 3 through 9 (or for years 3 through 9 following an increase in the policy's base face amount) is:

  .  46% of premium paid up to one target premium, plus

  .  44% of premium paid above one target up to two target premiums.

     The sales surrender charge then decreases annually to zero at the 14th policy anniversary.

     In addition, investment management fees, operating expenses, and in some cases 12b-1 fees are deducted from each portfolio of the underlying mutual funds. See the table below for a summary of these portfolio expenses for the last year.

                        Portfolio Annual Expenses/(1)/
                      (% of net assets of the portfolio)

------------------------------------------------------------------------------------------------------------
                                                          Management     12b-1     Other     Total Portfolio
Portfolio                                                    Fee         Fees     Expenses       Expenses
------------------------------------------------------------------------------------------------------------
AIM Variable Insurance Funds, Inc.
 .  AIM V.I. Capital Appreciation Fund
 .  AIM V.I. Growth Fund
 .  AIM V.I. Growth and Income Fund
 .  AIM V.I. International Equity Fund
 .  AIM V.I. Value Fund
------------------------------------------------------------------------------------------------------------
The Alger American Fund
 .  Alger American Growth Portfolio
 .  Alger American Income and Growth Portfolio
 .  Alger American Leveraged AllCap Portfolio
 .  Alger American MidCap Growth Portfolio
 .  Alger American Small Capitalization Portfolio
------------------------------------------------------------------------------------------------------------
BT Insurance Funds Trust
 .  EAFE(R) Equity Index Fund
 .  Small Cap Index Fund
------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products Fund
 .  Fidelity VIP Equity Income
 .  Fidelity VIP Growth
 .  Fidelity VIP Growth and Income
 .  Fidelity VIP Growth Opportunities
 .  Fidelity VIP High Income
 .  Fidelity VIP Money Market
 .  Fidelity VIP Overseas
------------------------------------------------------------------------------------------------------------
Fidelity Variable Insurance Products Fund II
 .  Fidelity VIP II Balanced
 .  Fidelity VIP II Contrafund
 .  Fidelity VIP II Fund
 .  Fidelity VIP II Index 500
------------------------------------------------------------------------------------------------------------
INVESCO Variable Investment Funds, Inc.
 .  INVESCO VIF- Equity Income Fund
 .  INVESCO VIF- Technology Fund
 .  INVESCO VIF- Utilities Fund
------------------------------------------------------------------------------------------------------------
Strong Variable Insurance Funds, Inc.
 .  Strong Discovery Fund II
 .  Strong Mid Cap Growth Fund II
 .  Strong Opportunity Fund II
------------------------------------------------------------------------------------------------------------

/(1)/ These expenses are deducted directly from the assets of the underlying mutual fund portfolios and therefore reduce their net asset value. The expenses shown are those incurred for the year ended December 31, 1998. Current or future expenses may be greater or less than those shown. The investment adviser of each underlying mutual fund supplied the above information, and we have not independently verified it. See the underlying mutual funds' prospectuses for more complete information.

     We also deduct a portion of the surrender charge if you reduce the base face amount of the policy, or if a withdrawal causes the base face amount to be reduced.

     There is also a $25 transaction charge for transactions in excess of the following limits:

  . each withdrawal after the 1st in a policy year (the charge is limited to 2% of the withdrawal);

  . each transfer between subaccounts and/or the fixed account after the 12th in a policy year;

  .  each requested policy illustration after the 1st in a policy year.

Taxes

     We intend for the policy to satisfy the definition of life insurance under the Internal Revenue Code. Therefore, the death benefit generally should be excludable from the gross income of its recipient. Similarly, you should not be deemed to be in constructive receipt of the policy value, and therefore should not be taxed on increases in the policy value until you take out a loan or withdrawal, surrender the policy, or we pay the maturity benefit. Under certain circumstances, a policy could be treated as a modified endowment contract. See "Tax Considerations" for a discussion of when distributions, such as withdrawals, surrenders and loans, from policy value could be subject to Federal income tax and penalty tax.

Cash Benefits

     Your policy value is the sum of the amounts allocated to the variable subaccounts (variable account value) and the amount allocated to the fixed account (fixed account value). The cash surrender value (the policy value less any applicable surrender charge) may be substantially less than the premiums paid.

     Policy Loans. You may take loans in aggregate amounts of up to 90% of the policy's cash surrender value. Policy loans reduce the amount available for allocations and transfers.

     Full Surrender. You may surrender the policy at any time for its net cash surrender value. The net cash surrender value is the cash surrender value less any loan balance.

     Withdrawal. You generally may make a withdrawal from the net cash surrender value at any time during the insured's life, provided that the policy has sufficient net cash surrender value remaining.

Death Benefit

     You must select one of two death benefit options under the policy:

(a) Option A: the greater of the policy's base face amount or a multiple of its policy value; or

(b) Option B: the greater of (i) the policy's base face amount plus its policy value or (ii) a multiple of its policy value.

The total death benefit equals the base death benefit above, plus any amounts provided by the adjustable term insurance rider and any other riders payable on the death of the insured.

     Subject to certain limits, you may change the policy's face amount and death benefit.

     The policy's no-lapse guarantee feature will keep the policy in force during the first three policy years even if there is insufficient cash surrender value to pay the cost of insurance and other periodic charges. The no-lapse guarantee remains effective during the first three policy years so long as cumulative premiums paid on the policy, less gross withdrawals and any outstanding loan balance, equals or exceeds the cumulative no-lapse monthly premiums for the number of months the policy has been in force.

     An optional death benefit guarantee rider is available, which allows you to choose one of two guarantee periods at the time of application:

  .  to the later of the insured's age 65 or 10 years, or

  .  for the lifetime of the insured, or to the maturity date.

Each guarantee period requires the payment of higher premiums, and the guarantee does not apply to any rider benefits. As long as the guarantee is in force, we will deduct a monthly charge for the rider from your policy value. This optional benefit rider is not available in all states.

Termination

     There is no minimum guaranteed policy value. The policy value may decrease if the investment performance of the variable subaccounts (to which policy value is allocated) is not sufficiently positive to cover the charges deducted under the policy.

     If the net cash surrender value (based on the policy value) becomes insufficient to cover the monthly deduction when due, and the no-lapse guarantee or an optional death benefit guarantee is not in effect, the policy will terminate without value after a grace period, even if all planned premiums have been paid in full and on schedule. Additional premium payments will be necessary during the grace period to keep the policy in force if this occurs.

Other Information

     Free Look: For a limited time after the policy's effective date, you may cancel the policy and receive a full refund of all premiums paid.

     Supplemental Benefits: Your policy may have one or more supplemental benefits which are attached to the policy by rider. Each is subject to its own requirements as to eligibility and additional cost. In addition to the optional death benefit guarantee rider previously described, other benefits currently available under the policy are:

  .  accelerated death benefit rider;
  .  accidental death benefit rider;
  .  additional insured term insurance rider;
  .  adjustable term insurance rider;
  .  change of person insured rider;
  .  children's term insurance rider;
  .  disability waiver of monthly deductions rider;
  . disability waiver of specified premium rider; and . option to purchase additional insurance rider.

     Other supplemental benefits may also be available, and all benefits may not be available in all states.

     Transfers: Within certain limits, you may transfer all or part of your policy value among the variable subaccounts and the fixed account.

     Dollar-Cost Averaging: You may have automatic monthly transfers of a predetermined dollar amount made from the fixed account or any subaccount to other variable subaccounts. Certain minimums and other restrictions apply.

     Automatic Asset Rebalancing: You may have automatic transfers occur at selected intervals that will match your policy value allocation between subaccounts to your allocation percentage for new premiums. Certain minimums and other restrictions apply.

     Illustrations: Sample projections of hypothetical death benefits and policy values are in Appendix A to this prospectus. These projections may help you:

(a) understand (i) the long-term effects of different levels of investment performance and (ii) the charges and deductions under the policy; and

(b)  compare the policy to other life insurance policies.

     The projections also show the value of the annual premiums accumulated with interest and demonstrate that the policy value may be low (compared to the premiums plus accumulated interest) if the policy is surrendered in the early policy years. Therefore, the policy should not be purchased as a short-term investment.

     Financial Information: Our financial statements are in Appendix D to this prospectus.

Inquiries

     If you have questions about your policy or need to make changes, contact your financial representative who sold you the policy, or contact us at:

     United Investors Life Insurance Company
     Administrative Office
     2001 Third Avenue South (35233)
     P.O. Box 10287
     Birmingham, Alabama 35202-0287
     Telephone: (800)xxx-xxxx

________________________________________________________________________________

     The policy is not available in all states. This prospectus does not offer the policies in any jurisdiction where they cannot be lawfully sold. You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.

     NOTE: Because this is a summary, it does not contain all the information that may be important to you. You should read this entire prospectus and the underlying mutual funds' prospectuses carefully before investing.

                   Titanium Universal Life Variable Account
--------------------------------------------------------------------------------

     The variable subaccounts are divisions of the Titanium Universal Life Variable Account (the "Variable Account"). We established the Variable Account as a segregated asset account on September 15, 1999. The Variable Account will receive and invest the premiums allocated to the variable subaccounts. Our Variable Account is currently divided into 29 subaccounts. Each subaccount invests exclusively in shares of a single mutual fund portfolio. Income, gains and losses arising from the assets of each subaccount are credited to or charged against that subaccount without regard to income, gains or losses from any other subaccount of the Variable Account or arising out of any other business we may conduct.

     The assets in the Variable Account are our property. However, the assets allocated to the variable subaccounts under the policy are not chargeable with liabilities arising out of any other business that we may conduct.

     The Variable Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). It meets the definition of a "separate account" under the Federal securities law. However, the SEC does not supervise the management or investment practices or policies of the Variable Account or us.

The Portfolios

     Each subaccount of the Variable Account invests exclusively in shares of a particular mutual fund portfolio. The assets of each portfolio are separate from the assets of the other portfolios. Thus, each portfolio operates separately, and the income, gains, or losses of one portfolio have no effect on the investment performance of any other portfolio.

     The investment objectives and policies of each mutual fund portfolio are summarized below. There is no assurance that any of the portfolios will achieve their stated objectives. More detailed information, including a description of risks, is in the prospectuses of the portfolios which accompany this prospectus.

     The following 29 mutual fund portfolios are currently offered to policy owners through the subaccounts of the Variable Account:

----------------------------------------------------------------------------------------
Portfolio                Investment Objective and Certain Policies
----------------------------------------------------------------------------------------
AIM V.I. Capital
Appreciation Fund
----------------------------------------------------------------------------------------
AIM V.I.
Growth Fund
----------------------------------------------------------------------------------------
AIM V.I. Growth and
Income Fund
----------------------------------------------------------------------------------------
AIM V.I.
International  Equity
----------------------------------------------------------------------------------------
AIM V.I.
Value Fund
----------------------------------------------------------------------------------------
Alger American
Growth
----------------------------------------------------------------------------------------
Alger American
Income and Growth
----------------------------------------------------------------------------------------
Alger American
Leveraged AllCap
----------------------------------------------------------------------------------------
Alger American
MidCap Growth
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Portfolio                Investment Objective and Certain Policies
----------------------------------------------------------------------------------------
Alger American
Small Capitalization
----------------------------------------------------------------------------------------
BT Funds Trust
EAFE(R) Equity Index
----------------------------------------------------------------------------------------
BT Funds Trust
Small Cap Index
----------------------------------------------------------------------------------------
Fidelity VIP
Equity Income
----------------------------------------------------------------------------------------
Fidelity VIP
Growth
----------------------------------------------------------------------------------------
Fidelity VIP
Growth and Income
----------------------------------------------------------------------------------------
Fidelity VIP
Growth Opportunities
----------------------------------------------------------------------------------------
Fidelity VIP
High Income
----------------------------------------------------------------------------------------
Fidelity VIP
Money Market
----------------------------------------------------------------------------------------
Fidelity VIP
Overseas
----------------------------------------------------------------------------------------
Fidelity VIP II
Balanced
----------------------------------------------------------------------------------------
Fidelity VIP II
Contrafund
----------------------------------------------------------------------------------------
Fidelity VIP II
Fund
----------------------------------------------------------------------------------------
Fidelity VIP II
Index 500
----------------------------------------------------------------------------------------
INVESCO VIF-
Equity Income
----------------------------------------------------------------------------------------
INVESCO VIF-
Technology Fund
----------------------------------------------------------------------------------------
INVESCO VIF-
Utilities
----------------------------------------------------------------------------------------
Strong Discovery Fund
II
----------------------------------------------------------------------------------------
Strong Mid Cap Growth
Fund II
----------------------------------------------------------------------------------------
Strong Opportunity
Fund II
----------------------------------------------------------------------------------------

     Each mutual fund portfolio is designed to provide an investment vehicle for variable annuity and variable life insurance contracts issued by various insurance companies. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies, see the prospectuses of the portfolios which accompany this prospectus.

     These mutual fund portfolios are not available for purchase directly by the general public, and are not the same as other mutual fund portfolios with very similar or nearly identical names that are sold directly to the public. However, the investment objectives and policies of certain portfolios available under the policy are very similar to the investment objectives and policies of other portfolios that are or may be managed by the same investment adviser or manager. Nevertheless, the investment performance and results of the portfolios available under the policy may be lower, or higher, than the investment results of such other (publicly available) portfolios. There can be no assurance, and no representation is made, that the investment results of any of the portfolios available under the policy will be comparable to the investment results of any other mutual fund portfolio, even if the other portfolio has the same investment adviser or manager and the same investment objectives and policies, and a very similar name.

     We may receive payments or revenues from some or all of the mutual fund portfolios or their investment advisers. The amount we receive may depend on how much of our policy value is invested in the applicable portfolios.

Fixed Account
--------------------------------------------------------------------------------

     The funding choice guaranteeing your principal and a minimum fixed rate of interest is called the "fixed account." It is not registered under the Securities Act of 1933, and it is not registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the fixed account nor any interests therein are subject to the provisions or restrictions of these Federal securities laws, and the disclosure regarding the fixed account has not been reviewed by the staff of the SEC.

     The fixed account is part of our general account assets. It is not a separate account. Amounts allocated to the fixed account are credited with interest at rates determined in our sole discretion, but in no event will interest credited on these amounts be less than an effective annual rate of 3.5%. The current interest rate is the guaranteed minimum interest rate plus any excess interest rate. The current interest rate is determined periodically. The current interest rate will be guaranteed for at least a one-year period. You assume the risk that interest credited may not exceed the guaranteed minimum rate of 3.5% per year. We may credit interest at a rate in excess of 3.5% per year, but any excess interest credited will be determined in our sole discretion. The policy owner assumes the risk that interest credited to the fixed account may not exceed 3.5% per year. The fixed account may not be available in all states.

     Our general account assets are used to support our insurance and annuity obligations other than those funded by separate accounts. Subject to applicable law, we have sole discretion over the investment of the assets of the fixed account.

     As the policy owner, you determine the allocation of policy value to the fixed account. There are significant limits on your right to transfer policy value into and out of the fixed account. (See "Transfers.")

The Policy
--------------------------------------------------------------------------------

Applying for a Policy

     To purchase a policy, you must complete an application, submit it to our administrative office (at the address listed on page 5 of this prospectus), and pay an initial premium which varies by age, sex and risk class. (See "Premiums" below.) The initial premium must be paid prior to the policy's effective date. (We will only accept a premium that complies with our underwriting rules.) Coverage becomes effective as of the policy's effective date. If the proposed insured dies before the policy's effective date, our sole obligation will be to return the premium paid plus any interest earned on it (unless a temporary insurance agreement is in effect).

     Generally, we will issue a policy covering an insured up to attained age 75 (on the policy's effective date) if evidence of insurability satisfies our underwriting rules. Evidence of insurability may include, among other things, a medical examination of the insured. We may, in our sole discretion, issue a policy covering an insured over age 75. We reserve the right not to accept an application for any lawful reason.

"Free Look" Right to Cancel the Policy

     During the "free look" period, you may cancel your policy and receive a refund of all premiums paid. The "free look" period expires the later of:

     (a)  20 days after you receive your policy; or

     (b)  45 days after you sign the application for the policy.

     Some states may require a longer period or a different refund amount. In order to cancel the policy, you must return it by mail or other delivery before the end of the "free look" period to our administrative office or to the agent who sold it to you.

Premiums

     The premium amounts sufficient to fund a policy depend on a number of factors, such as:

     (a)  the age, sex and risk class of the proposed insured;

     (b)  the face amount of the policy;

     (c)  any supplemental benefits under the policy; and

     (d)  the investment performance of the portfolios you choose.

     The initial premium must be at least equal to the no-lapse monthly premium. After the initial premium is paid, additional premiums may be paid in any amount and at any time. We may require that any additional premiums be at least a specified amount. We will give you 90 days' advance written notice if we establish such a minimum.

     Total premiums paid in a policy year may not exceed guideline premium limitations for life insurance set forth in the Internal Revenue Code. We reserve the right to reject any premium that would result in the policy being disqualified as life insurance under the Code and will refund any rejected premium. (See "Tax Considerations.")

     Planned Premiums. When you apply for a policy, you select a quarterly, semi-annual or annual premium payment plan. You may also arrange for premiums to be paid monthly via automatic deduction from your checking account or other payment methods approved by us. You are not required to pay premiums in accordance with this premium plan; rather, you can pay more or less than planned premiums (subject to the $25 minimum), or skip a planned premium entirely. You can change the amount of planned premiums and payment arrangements, or switch payment frequencies, whenever you want by providing satisfactory written instructions to our administrative office. Such changes will be effective upon our receipt of the instructions. If you increase the policy's face amount, then a change in the amount of planned premiums may be advisable, depending on the policy value at that time and the amount of the increase requested. (See "Changing the Face Amount.")

     Premiums to Prevent Termination. If you do not pay planned premiums or if the investment performance of the policy's variable subaccounts is not sufficient, your policy may terminate without value. Policy termination depends on (i) whether the net cash surrender value is sufficient to cover the monthly deduction when due and (ii) whether the no-lapse guarantee or an optional death benefit guarantee is in effect.

     If the no-lapse guarantee or an optional death benefit guarantee is not in effect on a monthly processing date and either

     (a)  the net cash surrender value is less than the monthly deduction, or

     (b)  the loan balance exceeds the cash surrender value,
the policy will terminate without value unless additional premiums are paid. (See "Monthly Deduction" and "No-Lapse Guarantee.") This can occur even if you
                                                    --------------------------
have paid all planned premiums in full and on time.
--------------------------------------------------

     You will have a 61-day grace period to pay a premium sufficient to cover the monthly deduction. We will send notice of the amount required to be paid during the grace period to your last known address (and to any assignee of record). The grace period will begin when the notice is sent, and your policy will remain in effect during the grace period. (See "Amount of Death Benefit Payable" and "Effect of Policy Loan.") The payment required (called the "grace period premium") will not exceed:

     (a) the amount by which the loan balance exceeds the cash surrender value; plus

     (b) any accrued and unpaid monthly deductions as of the date of the notice; plus

     (c)  an amount sufficient to cover the next two monthly deductions.

     If the grace period premium has not been paid before the end of the 61-day grace period, your policy will terminate. It will have no value, and no benefits will be payable. (See "Other Policy Provisions" for a discussion of your reinstatement rights.) If the insured should die during the grace period before the grace period premium is paid, the death benefit will still be payable to the beneficiary, although the amount paid will reflect a reduction for any monthly deductions due on or before the date of the insured's death and for any loan balance.

     No-Lapse Guarantee. During the first three policy years, the policy will continue in force so long as total premiums paid, less gross withdrawals and any loan balance, are at least equal to the cumulative amount of no-lapse monthly premiums for the number of policy months the policy has been in force. If this requirement is met, the policy will remain in force regardless of the sufficiency of net cash surrender value to cover monthly deductions. If the no-lapse monthly premium changes after the policy's effective date, the total premium amount required will be based on each no-lapse monthly premium amount and the number of months for which each applies.

     Optional Death Benefit Guarantee. An optional death benefit guarantee rider is also available, that will extend the period during which the base face amount will remain in effect even if your net cash surrender value is insufficient to pay monthly deductions. The guarantee does not apply to any rider benefits, including the adjustable term insurance rider, and these additional benefits may lapse even though the base face amount remains in force. One of two guarantee periods may be chosen when you apply for the policy:

     (a)  to the later of the insured's age 65 or 10 policy years, or

     (b)  for the lifetime of the insured, or to the maturity date.

     Each guarantee requires the payment of premiums each month higher than the no-lapse monthly premium. We include the higher required premium in your policy for whichever guarantee period you choose, and will send revised policy pages if the required premium changes due to a change in your benefits. At the end of the first three years, and each monthly processing date thereafter, the guarantee will not stay in effect unless total premiums paid, less gross withdrawals and any loan balance, equals or exceeds the cumulative amount of required monthly premiums for the number of policy months the policy has been in force. If the death benefit guarantee rider terminates due to insufficient premium payments, it may not be restored or reinstated by payment of additional premiums.

     As long the death benefit guarantee rider is in force, we will deduct an additional monthly charge for the guarantee from your policy value. This charge is currently $0.005 per $1,000 of base face amount each month, and is guaranteed not to exceed $0.01 per $1,000 of base face amount each month. This optional benefit can only be added when we issue your policy, and is not available in all states.

     Crediting Premiums to the Policy. On the policy's effective date, the initial net premium will be credited to the policy. Any additional premium received will be credited to the policy on the date we receive it, or the next business day thereafter.

     Net Premium Allocations. When you apply for a policy, you specify the percentage (from 0% to 100%) of net premium payments to be allocated to each variable subaccount and to the fixed account. You can change the allocation percentages at any time by sending satisfactory written instructions to our administrative office. The change will apply to all premiums received after we receive your instructions, unless you instruct otherwise. Net premium payment allocations must be in percentages totaling 100%, and each allocation percentage must be a whole number.

Transfers

     At any time after the end of the "free look" period, you may transfer all or part of your variable account value to one or more of the other variable subaccounts or to the fixed account. There is a $25 charge for each transfer after twelve in a policy year. You may transfer amounts from the fixed account to one or more variable subaccounts only once each policy year. We also reserve the right to limit the maximum amount you can transfer out of the fixed account to the greater of:

     (a)  25% of the prior policy anniversary's unloaned fixed account value; or

     (b)  the amount of the prior policy year's transfer.

     The minimum amount that may be transferred out of a variable subaccount or the fixed account is $100 or, if less, the policy value in the variable subaccount or in the fixed account. The amount remaining must be at least $100, or we will transfer the total value.

     Transfer requests may be made by satisfactory written or telephone request (if we have your written authorization for telephone requests on file). A transfer will take effect on the date we receive the request at our administrative office if it is received by 4:00 p.m. Eastern time; otherwise it will take effect on the following business day. We may, however, defer transfers under the same conditions that we may delay paying proceeds. (See "Requesting Payments.") We reserve the right to modify, restrict, suspend or eliminate the transfer privileges, including telephone transfer privileges, at any time, for any reason.

     We have the authority to honor any telephone transfer request believed to be authentic. We employ reasonable procedures to confirm that instructions communicated by telephone are genuine. For example, you may be required to use a personal identification number to initiate a telephone transfer. We will not be liable for the consequences of a fraudulent telephone transfer request we believe to be authentic. As a result, you bear the risk of loss arising from such a fraudulent request if you give us authorization for telephone transfers.

Dollar-Cost Averaging

     The dollar-cost averaging program permits you to systematically transfer an amount from the fixed account or any variable subaccount to the other variable subaccounts on a periodic basis prior to the policy's maturity date. The amount transferred may be a specified dollar amount from each account, a percentage of the value in each subaccount, or an amount determined from an ending date you select, by reducing the value in each subaccount to zero over the specified period. Dollar-cost averaging may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. The minimum automatic transfer amount is $100. If the transfer is to be made to more than one variable subaccount, a minimum of $25 must be transferred to each variable subaccount selected.

     The dollar-cost averaging method of investment is designed to reduce the risk of making purchases only when the price of units is high, but you should carefully consider your financial ability to continue the program over a long enough period of time to purchase units when their value is low as well as when it is high. Dollar-cost averaging does not assure a profit or protect against a loss.

     You may elect to participate in the dollar-cost averaging program at any time by sending a written request to our administrative office. Once elected, dollar-cost averaging remains in effect from the date we receive your request until the value of the fixed account or subaccount you are transferring from is depleted, or until you cancel your participation in the program by written request or by telephone. There is no additional charge for dollar-cost averaging. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers discussed above. We reserve the right to modify or discontinue offering the dollar-cost averaging program at any time and for any reason. A second method of dollar-cost averaging is for you to allocate monthly premiums directly to the variable subaccounts you desire.

Automatic Asset Rebalancing

     Automatic asset rebalancing allows you to set up transfers to occur at selected intervals that will match your policy value allocation between investment options to your pre-selected asset allocation percentages. After the transfers, the ratio of the value in each investment option to the value for all the investment options included in automatic rebalancing will equal the percentages chosen by you for each investment option. You may change your allocation percentages for automatic rebalancing at any time. Automatic rebalancing may occur on the same day of the month either monthly, quarterly, semi-annually, or annually. If you participate in both the dollar-cost averaging program and automatic rebalancing at the same time, you cannot include any investment options from which dollar-cost averaging transfers are being made in the automatic rebalancing program.

     Automatic asset rebalancing provides you with a method for maintaining a consistent approach to investing your policy value over time, and simplifies asset allocation among those investments that you and your advisor have determined represent the appropriate mix at any particular time. You should consider, however, that transfers will be made from investments which have outperformed other investment options since the last reallocation of your policy value to less successful investment options. Automatic rebalancing does not assure a higher or lower investment return over short or long term horizons.

     You may elect to participate in the automatic rebalancing program at any time by sending a written request to our administrative office. Once elected, automatic rebalancing remains in effect from the date we receive your request until you cancel your participation in the program by written request or by telephone. There is no additional charge for automatic rebalancing. A transfer under this program is not counted as a transfer for purposes of the 12 free transfers discussed above. We reserve the right to modify or discontinue offering automatic rebalancing at any time and for any reason.

Surrender of the Policy

     You may surrender your policy at any time for its net cash surrender value. (See "Requesting Payments.") The net cash surrender value is the policy value minus any surrender charge and minus any loan balance. A surrender charge may apply. (See "Surrender Charge.") Your policy will terminate and cease to be in force when it is surrendered. It cannot later be reinstated if it has been surrendered for its net cash surrender value. Surrendering the policy may have tax consequences. (See "Tax Considerations.")

Withdrawals

     You may make withdrawals under your policy at any time during the insured's life and before the policy has terminated. (See "Requesting Payments.") Requests for withdrawals must be made in writing. The minimum withdrawal amount is $500. The amount remaining after a withdrawal must be at least $500.

     For each withdrawal after the first in a policy year, there is a transaction charge equal to the lesser of $25 or 2% of the withdrawal amount. If death benefit option A is in effect, a withdrawal may reduce the base face amount of your policy. (See "Effect of Withdrawals on the Death Benefit.") A portion of the surrender charge will be deducted based on the amount of the decrease in base face amount caused by the withdrawal. (See "Surrender Charge.") The amount of the withdrawal plus any applicable surrender charge and transaction charge is called the gross withdrawal.

     When you request a withdrawal, you should tell us what funding choices the policy value should be deducted from. If you provide no directions, the gross withdrawal will be deducted from your policy value in the variable subaccounts and the fixed account on a pro rata basis. Withdrawals may have tax consequences. (See "Tax Considerations.")

Loan Benefits

     You may borrow up to 90% of your cash surrender value at any time by submitting a written request to our administrative office. (This percentage may vary in some states.) The cash surrender value is the policy value less any applicable surrender charge. Outstanding loans, including accrued interest, reduce the amount available for new loans. The minimum loan amount is $100. Your policy may terminate if the loan balance becomes greater than the cash surrender value. (See "Premiums to Prevent Termination.") Policy loans may have income tax consequences. (See "Tax Considerations.")

     When a loan is made, an amount equal to the requested loan and any loan interest must remain in the fixed account or be transferred from variable subaccounts to the fixed account. The amount to be transferred will be deducted from each variable subaccount in the same proportion that the value of each variable subaccount bears to your variable account value unless you specify one or more variable subaccounts from which the loan is to be made.

     Interest. We will charge interest daily on any outstanding loan at an effective annual rate of 4.75%. Interest is due and payable at the end of each policy year while a loan is outstanding. Interest paid on a policy loan generally is not tax-deductible. If, on any policy anniversary, interest accrued since the last policy anniversary has not been paid, the amount of the interest is added to the loan and becomes part of the outstanding loan balance. Interest will be deducted from the variable subaccounts in the same proportion that the value of each variable subaccount bears to your variable account value. On each monthly processing date, the loaned amount will be credited with interest at a minimum guaranteed effective annual rate of 4.0%.

     We may also credit additional interest (currently up to an effective annual rate of 0.75%) on any preferred loan amount. Preferred loans are available each policy year following the tenth policy anniversary. The amount available as a preferred loan is 10% of the net policy value, which is the policy value minus any existing loan balance. The policy value will be determined at the time of the loan. If you do not borrow the maximum preferred loan amount in a policy year, the unused amount is not available to increase the preferred loan amount in any subsequent policy year.

     Loan Repayment. You may repay all or part of your loan balance at any time while the insured is living and the policy is in force. Loan repayments must be at least $200 each (or the outstanding loan balance, if less). Upon repayment of the loan balance, the portion of the repayment allocated to a variable subaccount will be transferred from the fixed account to increase the value in that variable subaccount. The repayment will be allocated among the variable subaccounts and the fixed account based on the instructions for net premium allocations then in effect unless you give us other instructions. Any payment received when a loan is outstanding will be treated as a premium unless you tell us it is a loan repayment.

     Effect of Policy Loan. A policy loan will affect your policy in several ways over time, whether or not it is repaid, because the investment results of the variable subaccounts may be less than or greater than the net interest rate credited on the amount transferred to the fixed account securing the loan. First, by comparison to a policy under which no loan has been made, your policy value will be less if this fixed account net interest rate is less than the investment return of the applicable variable subaccounts and greater if the fixed account net interest rate is higher than the investment return of the applicable variable subaccounts.

     Second, if the death benefit becomes payable while a policy loan is outstanding, the loan balance will be deducted in calculating the death benefit proceeds.

     Third, your policy will terminate if the loan balance exceeds the cash surrender value on any monthly processing date and the no-lapse guarantee or an optional death benefit guarantee is not in effect. We will send you, and any assignee of record, notice of the termination. You will have a 61-day grace period to pay a sufficient additional premium to avoid termination. If your policy terminates, there may be tax consequences.

     The tax treatment of the preferred loan amount is unclear, so consult your tax advisor before taking a loan.

Requesting Payments

     Written requests for payment must be sent to our administrative office or given to an authorized United Investors agent for forwarding to this office. We will ordinarily pay any death benefit, loan amount, withdrawal amounts or the net cash surrender value within seven days after we receive at our administrative office all the documents required for such a payment. Other than the death benefit, which is determined as of the date of the insured's death, the amount of any payment will be determined as of the date our administrative office receives all required documents.

     Telephone requests may be allowed by us in certain circumstances.

     We may delay making a payment of any amount from the variable subaccounts or processing a transfer request if:

     (a) the disposal or valuation of the Variable Account's assets is not reasonably practicable because

               (i) the New York Stock Exchange is closed for other than a regular holiday or weekend,

               (ii)  trading is restricted by the SEC, or

               (iii) the SEC declares that an emergency exists; or

     (b) the SEC by order permits postponement of payment to protect our policy owners.

We may defer payment of proceeds from the fixed account for up to six months from the date we receive the request. If we defer payment for more than 30 days, we will pay interest on the amount deferred at an effective annual rate of at least 3.5%. However, we will not defer payment of a withdrawal or policy loan requested to pay a premium due on a United Investors policy. We also may defer making payments attributable to a premium check that has not cleared your bank.

     The policy offers a wide variety of optional ways of receiving proceeds payable under the policy other than in a lump sum. An authorized United Investors agent can explain these options to you. None of these options varies with the investment performance of a variable subaccount because they are all forms of fixed-benefit annuities.

Policy Changes

     We may make changes in the policy at any time if we believe the changes are necessary:

     (a) to assure compliance at all times with the definition of life insurance prescribed by the Internal Revenue Code;

     (b) to make the policy, our operations, or the operation of the Variable Account conform with any law or regulation issued by any government agency to which they are subject; or

     (c) to reflect a change in the operation of the Variable Account, if allowed by the policy.

Only an officer of United Investors has the right to change the policy. No agent has the authority to change the policy or waive any of its terms. All endorsements, amendments, or riders must be signed by one of our officers to be valid.

Reports to Owners

     At least once a year, you will be sent a report showing information about your policy for the period covered by the report. You will also be sent an annual and a semi-annual report for each portfolio underlying a variable subaccount in which you have policy value, as required by the 1940 Act. In addition you will receive a written confirmation of each transaction when you pay premiums, make a withdrawal, make transfers, or take out a policy loan.

Other Policy Provisions

     The policy contains provisions addressing the following matters:

     Dividends. The policy is non-participating. This means that no dividends will be paid on the policy. The policy will not share in our profits or surplus earnings.

     Incontestability. After the policy has been in force during the insured's lifetime for a period of two years from the policy's effective date, the policy limits our right to contest the policy as issued, except for material misstatements contained in any application. This also applies to reinstatements and increases in the face amount, for two years after the reinstatement date or effective date of the increase.

     Suicide Exclusion. The policy limits the death benefit if the insured dies by suicide, generally within two years after the policy's effective date or effective date of the increase. In this instance, our liability will be limited to the total premiums paid less any withdrawals and any loan balance.

     Reinstatement. The policy may be reinstated at any time within five years after the policy has terminated at the end of the grace period. To reinstate the policy, the policy owner must:

     (a)  submit an application for reinstatement;

     (b)  provide evidence of insurability satisfactory to us;

     (c)  agree to the reduction of the policy value by any loan balance; and

     (d)  pay the premium required to reinstate the policy.

The reinstatement date for the policy will be the monthly processing date on or following the day we approve the application for reinstatement. (See the policy form for additional information.) The policy cannot be reinstated if you have surrendered it for the net cash surrender value.

     Misstatement of Age or Sex. The death benefit will be adjusted if the insured's age or sex has been misstated in the application. The benefits paid will be those which the last monthly cost of insurance charge would have provided at the correct age and sex.

     Automatic Continuation of Benefits. If premium payments cease, insurance under the policy and any supplemental benefits provided by rider will continue as provided under the grace period provisions described under "Premiums to Prevent Termination." The policy will not continue beyond its maturity date. Any supplemental benefits added by a rider will not continue beyond the termination date described in the rider.

     Entire Contract. The entire contract is made up of the policy, any riders, and the written application. All statements made in the application, in the absence of fraud, are considered representations and not warranties. We can use only the statements made in the written application to defend a claim or void the policy.

Assignment and Change of Owner

     You may assign the policy subject to its terms. We will not be deemed to know of an assignment unless we receive a written copy of it at our administrative office. We assume no responsibility for the validity or effect of any assignment. In certain circumstances, an assignment may be a taxable event. (See "Tax Considerations".) You may change the policy owner by sending a written request to us while the insured is alive and the policy is in force. The change will take effect the date you sign the request, but the change will not affect any action we have taken before we receive the request. A change of policy owner may have tax consequences. (See "Tax Considerations.") A change of policy owner does not change the beneficiary designation. (See "Beneficiary.") Any such assignment or change must be in a written form acceptable to us.

Death Benefits
--------------------------------------------------------------------------------

     If the insured dies while the policy is in force and prior to the policy's maturity date, we will pay the death benefit when we receive satisfactory proof at our administrative office of the insured's death. (See "Requesting Payments.") The death benefit will be paid to the beneficiary.

Amount of Death Benefit Payable

     The amount of death benefit payable is:

     (a) the base death benefit determined under the death benefit option in effect on the date of the insured's death; plus

     (b) any supplemental benefits provided by riders, including the adjustable term insurance rider; minus

     (c)  any loan balance on that date; minus

     (d) any past due monthly deductions (if death occurred during a grace period).

     Under certain circumstances, the amount of the death benefit may be further adjusted. (See "Incontestability" and "Misstatement of Age or Sex.")

Death Benefit Options

     The base death benefit depends on the base face amount, the policy value on the date of death, and the death benefit option in effect on the date of death. The base face amount is the amount of insurance chosen by you for the policy at issue, or as subsequently increased or decreased by you.

     Death Benefit Option A. The base death benefit under option A is the greater of:

     (1) the base face amount at the beginning of the policy month when the death occurs; or

     (2) the policy value on the date of death, multiplied by the applicable factor from the table of death benefit factors below.

     Under option A, the base death benefit ordinarily will not change.

     Death Benefit Option B. The base death benefit under option B is the greater of:

     (1) the base face amount at the beginning of the policy month when the death occurs, plus the policy value on the date of death; or

     (2) the policy value on the date of death, multiplied by the applicable factor from the table of death benefit factors below.

     Under option B, the base death benefit will vary directly with your policy value.

     (To see how and when investment performance of the policy may begin to affect the death benefit, please see the hypothetical illustrations.)

     Death Benefit Factors. The death benefit factor is a multiple that ranges between two-and-one-half times and one times the policy value. It is 2.50 up to the insured's attained age 40 and declines thereafter as the insured's age increases, as specified in the following table.


                        Table of Death Benefit Factors

---------------------------------------------------------------------------------------------------------------------
  Attained                        Attained                        Attained                        Attained
     Age           Factor           Age            Factor           Age            Factor           Age        Factor
     ---           ------           ---            ------           ---            ------           ---        ------
---------------------------------------------------------------------------------------------------------------------
      41            2.43             51             1.78             61             1.28             71          1.13
---------------------------------------------------------------------------------------------------------------------
      42            2.36             52             1.71             62             1.26             72          1.11
---------------------------------------------------------------------------------------------------------------------
      43            2.29             53             1.64             63             1.24             73          1.09
---------------------------------------------------------------------------------------------------------------------
      44            2.22             54             1.57             64             1.22             74          1.07
---------------------------------------------------------------------------------------------------------------------
      45            2.15             55             1.50             65             1.20          75-90          1.05
---------------------------------------------------------------------------------------------------------------------
      46            2.09             56             1.46             66             1.19             91          1.04
---------------------------------------------------------------------------------------------------------------------
      47            2.03             57             1.42             67             1.18             92          1.03
---------------------------------------------------------------------------------------------------------------------
      48            1.97             58             1.38             68             1.17             93          1.02
---------------------------------------------------------------------------------------------------------------------
      49            1.91             59             1.34             69             1.16             94          1.01
---------------------------------------------------------------------------------------------------------------------
      50            1.85             60             1.30             70             1.15            95+          1.00
---------------------------------------------------------------------------------------------------------------------

     The death benefit factors are based on current requirements under the Internal Revenue Code. We reserve the right to change the table if the death benefit factors currently in effect become inconsistent with any Federal income tax laws and/or regulations.

Adjustable Term Insurance Rider and Target Face Amount

     The target face amount is the sum of the base face amount and the initial adjustable term insurance rider amount. The amount of the rider will decrease as necessary to keep the sum of the rider amount and the base death benefit equal to the target face amount, which is necessary when the base death benefit begins increasing to maintain the required multiple of the policy value as described above. The adjustable term insurance rider amount may also increase again if the base death benefit decreases as the policy ages.

     If the base death benefit becomes greater than or equal to the target face amount, the amount of the adjustable term insurance rider will become zero. If the rider amount reduces to zero, the rider will not terminate, but will remain attached to the policy in the event that the base death benefit declines below the target face amount again at a later date.

     The relationship of the death benefit to the target face amount depends on the death benefit option (in each case, the death benefit will still be reduced by any loan balance or unpaid monthly deductions):

 .    Option A: The death benefit is the greater of the base death benefit or the target face amount.

 .    Option B: The death benefit is the greater of the base death benefit or the target face amount plus policy value.

     It may be to your economic advantage to use the adjustable term insurance rider as a part of your insurance coverage. Since target premiums, percentage of premium sales loads, and surrender charges are only associated with the base face amount, use of the adjustable term insurance rider can lower the charges associated with the policy. Use of the adjustable term insurance rider may reduce sales compensation. However, the optional death benefit guarantee will not apply to any insurance amount provided by the adjustable term insurance rider.

     Calculation of Death Benefit Example. Assume your base face amount is $150,000, the initial adjustable term insurance rider amount is $100,000, death benefit option A is in effect, and there are no loans or unpaid monthly deductions. The target face amount is therefore $250,000, and assuming the policy value changes as shown below, the following amounts will result:

      Death Benefit    Policy     Base Death     Adjustable Term         Death
Age      Factor        Value       Benefit    Insurance Rider Amount    Benefit
---      ------       --------    ---------   ----------------------  ----------
 55        1.50       $ 95,000     $150,000          $100,000           $250,000
 56        1.46        105,000      153,300            96,700            250,000
 57        1.42        107,000      151,940            98,060            250,000

Changing the Death Benefit Option

     You select the death benefit option when you apply for the policy. After the policy has been in force at least one year, you may change the death benefit option on your policy, subject to the following rules:

     (a) each change must be submitted by written request received by our administrative office;

     (b) once you change the death benefit option, you cannot change it again for one year;

     (c) if you change the death benefit option from A to B, the total death benefit will remain the same, and the policy's base face amount will be decreased by an amount equal to the policy value on the date of the change;

     (d) if you change the death benefit option from B to A, the total death benefit will remain the same, and the base face amount will be increased by an amount equal to the policy value on the date of the change. The risk class for the last face amount portion to go into effect which is still in force will apply to the base face amount increase.

     The effective date of the change will be the monthly processing date on or following the date when we approve the request for the change. We will send you revised policy data pages reflecting the new death benefit option and the effective date of the change. We do not impose a surrender charge for any decrease in the base face amount occurring as a result of the change, and there is no change to the target premium. Changing the death benefit option may have tax consequences. (See "Tax Considerations.")

Changing the Face Amount

     You select the policy's base face amount and adjustable term insurance rider amount, if any, when you apply for the policy. After the policy has been in force at least one year, you may change the base face amount or the adjustable term insurance rider amount on any monthly processing date subject to the following requirements. Any change in amount must be at least $10,000, and the minimum base face amount after the first policy year is $50,000. Once you change the base face amount or the adjustable term insurance rider amount, you cannot change either amount again for one year. No change will be permitted that may disqualify your policy as a life insurance contract under the Internal Revenue Code. Changing the face amount of the policy may have tax consequences. (See "Tax Considerations" below.)

     Increasing the Face Amount. To increase the policy's base face amount or adjustable term insurance rider amount, you must:

     (a)  submit an application for the increase;

     (b) submit proof satisfactory to us that the insured is an insurable risk; and

     (c)  pay any additional premium that is required.

     No increases can be made after the insured reaches attained age 75. An increase will take effect on the monthly processing date on or following the day we approve the application for the increase.

     The risk class that applies for any increase may be different from the risk class that applies for the policy's initial base face amount or any other increase. An increase in the base face amount or the adjustable term insurance rider amount will result in an increase in the no-lapse monthly premium. An increase in the base face amount will also increase the target premium and result in additional administrative and sales surrender charges. (See "Impact of Changes in Base Face Amount on Surrender Charge".) If the face amount is increased, the cost of insurance will also increase due to the increased death benefit.

     Decreasing the Face Amount. You may decrease the policy's base face amount or adjustable term insurance rider amount by submitting a written request. The base face amount may not be decreased below the policy's minimum base face amount. The no-lapse monthly premium for your policy will be reduced to reflect the decrease. Any decrease will take effect on the later of:

     (a) the monthly processing date on or following the day we receive the request; or

     (b) the monthly processing date one year after the date of the last change in face amount.

     A face amount decrease will be used to reduce the face amount in the following order:

     (a) the amount of any adjustable term insurance rider will be reduced until it is equal to zero;

     (b) any previous base face amount increases then in effect will be reduced, starting with the latest increase and continuing in the reverse order in which the increases were made;

     (c)  the policy's initial base face amount will be reduced.

     We will deduct a charge from the policy value each time the policy's base face amount is decreased. (See "Impact of Changes in Base Face Amount on Surrender Charge".)

Effect of Withdrawals on the Death Benefit

     A withdrawal will affect your policy's death benefit in the following respects:

     (a) If death benefit option A is in effect, the policy's base face amount will be reduced by the gross withdrawal amount. If the base face amount reflects increases in the policy's initial base face amount, any withdrawal will reduce first the most recent increase, and then the next most recent increase, if any, in reverse order, and finally the policy's initial base face amount.

     (b) If death benefit option B is in effect, the total death benefit is also reduced by the gross withdrawal amount, but the policy's base face amount is not affected.

Beneficiary

     You designate the beneficiary (or beneficiaries) when you apply for the policy. You may change the designated beneficiary (or beneficiaries) by submitting a satisfactory written request to us. The change will take effect on the date the request was signed, but it will not apply to payments we make before we accept the written request. If no beneficiary is living at the insured's death, we will pay the death benefit proceeds to you, if living, or to your estate.

Supplemental Benefits

     Your policy may have supplemental benefits which are attached to the policy by rider. A charge will be deducted monthly from your policy value for certain supplemental benefits. Each supplemental benefit is subject to its own requirements as to eligibility and cost. You may cancel supplemental benefits at any time. More details will be included in your policy if you choose any of these benefits. Some of the supplemental benefits listed below may not be available in all states, and from time to time, we may make available supplemental benefits other than those listed below. Contact your agent or our administrative office for a complete list of the supplemental benefits available in your state.

     Terms and conditions for each supplemental benefit are specified in the applicable rider; the following are only brief descriptions.

     Accelerated Death Benefit Rider. This benefit allows accelerated payment of up to 75% of the death benefit (in a lump sum only) while the insured is still alive, if the insured is diagnosed as having a terminal illness expected to cause death within 12 months (unless a shorter period is required by state law). There is no charge for this rider prior to the time the accelerated benefits are paid.

     Accidental Death Benefit Rider. This benefit will be paid if the insured dies as a result of an accident before age 70.

     Additional Insured Term Insurance Rider. This benefit allows you to provide for death benefits on up to five family members (spouse and/or children).

     Adjustable Term Insurance Rider. This rider is available to add death benefit coverage on the primary insured to your policy. The initial amount of coverage is chosen by you within certain limits, and will reduce to keep the target face amount level if the base death benefit increases due to Internal Revenue Code requirements. (See "Death Benefits".)

     Change of Person Insured Rider. This benefit allows you to change the person insured under the policy. Satisfactory evidence of insurability must be provided for the proposed new insured. Future charges under the policy will change, but the policy value will remain the same as of the date of the change. Changing the person insured under the policy may have tax consequences. There is no additional charge for this rider.

     Children's Term Insurance Rider. This benefit allows you to add death benefit coverage for your children.

     Death Benefit Guarantee Rider. This rider provides that your base face amount will remain in force regardless of the sufficiency of the net cash surrender value for the guarantee period you selected at the time of application, provided certain conditions are met. Both available guarantee periods require the payment of higher premiums, and the guarantee does not apply to any rider benefits. As long as the guarantee is inforce, we will deduct a monthly charge from your policy value. This charge is currently $0.005 per $1,000 of base face amount, and is guaranteed never to exceed $0.01 per $1,000 of base face amount. (See "Optional Death Benefit Guarantee".)

     Disability Waiver of Monthly Deduction Rider. The benefit provides for waiver of monthly deductions after the insured has been totally disabled for six months. The disability must commence after the policy's effective date and prior to age 60. The waiver continues as long as total disability continues. If you add this rider to your policy, you may not add the disability waiver of specified premium rider.

     Disability Waiver of Specified Premium Rider. This benefit provides that we credit a specified premium amount monthly to your policy after the insured has been totally disabled for six months. At the time of application, you select the amount of premium to be credited, subject to our limits. The disability must commence after the policy's effective date and prior to age 60. The waiver continues as long as total disability continues. If you add this rider to your policy, you may not add the disability waiver of monthly deduction rider.

     Option to Purchase Additional Insurance Rider. This rider will allow you increase your base face amount without providing evidence of insurability. Increases are limited in amount and timing.

Charges and Deductions
--------------------------------------------------------------------------------

     We deduct the charges described below from your policy. Certain of the charges depend on a number of variables, and are illustrated in the hypothetical illustrations depicted in this prospectus. The charges are for the services and benefits provided, costs and expenses incurred and risks assumed by us under or in connection with the policy. We intend to make a profit from these charges.

     Services and benefits we provide include:

     (a)  the death benefits, cash and loan benefits provided by the policy;

     (b) funding choices, including net premium allocations, dollar-cost averaging programs, and automatic asset rebalancing programs;

     (c)  administration of various elective options under the policy; and

     (d)  the distribution of various reports to policy owners.

     Costs and expenses we incur include:

     (a) those associated with underwriting applications and changes in face amount and riders;

     (b) various overhead and other expenses associated with providing the services and benefits provided by the policy;

     (c)  sales and marketing expenses; and

     (d) other costs of doing business, such as Federal, state and local premium and other taxes and fees.

     Risks we assume include the risks that:

     (a) insureds may live for a shorter period of time than estimated, resulting in the payment of greater death benefits than expected; and

     (b) the costs of providing the services and benefits under the policy will exceed the charges deducted.

Premium Expense Charges

     We deduct premium expense charges from each premium before allocating the resulting net premium to the policy value. These charges consist of three types:

     (a)  2.5% of each premium is deducted for state premium taxes;

     (b) 1.5% of each premium is deducted for our estimate of the cost of the Federal income tax treatment of deferred acquisition costs;

     (c) 4% of each premium is deducted as a sales load, until premiums paid equal 10 times the target premium for the policy.

     An addition to the target premium will be made when the base face amount is increased, and a new sales load will be deducted in determining the net premium. The new sales load will equal 4% of the premiums paid after the effective date of the increase which are allocated to the increase, until the premiums allocated to the increase equal 10 times the increase in the target premium. Premiums paid after the effective date of the increase will be allocated in proportion to the target premium for each portion of the base face amount.

Mortality and Expense Risk Charge

     We deduct a daily charge from assets in the variable subaccounts for certain mortality and expense risks we bear. This charge is at an effective annual rate of 0.75% of the Variable Account assets during the first ten policy years, 0.50% during the second ten years, and 0.25% thereafter. We guarantee not to increase the mortality and expense risk charge above these annual rates. The mortality and expense risk charge does not apply to fixed account assets. Our profit, if any, from this charge may be used for any purpose, including distribution expenses.

Monthly Deduction

     We deduct a monthly deduction from your policy value on the policy's effective date and on each monthly processing date. This charge is deducted from the Variable Account and the fixed account on a pro rata basis. The monthly deduction for each policy consists of:

     (a)  the cost of insurance charge discussed below;

     (b) an issue expense charge of $20.00 per month payable during the first policy year only;

     (c) a monthly policy charge (currently this is $6.00 per month; it may increase to a maximum charge of $10.00 per month); and

     (d) charges for any supplemental benefits added by riders to the policy. (See "Supplemental Benefits.")

Surrender Charge

     If you surrender the policy before the beginning of the 15th policy year, we will deduct a surrender charge based on its base face amount at issue. We also deduct the surrender charge if you surrender the policy before the beginning of the 15th year following an increase in its base face amount (based on the amount of the increase). The surrender charge will be deducted before any surrender proceeds are paid. A portion of the surrender charge will also be deducted for any base face amount decreases you request, or if the base face amount decreases due to a withdrawal from your policy value. (See "Impact of Changes in Base Face Amount on Surrender Charge.")

     The surrender charge consists of two types of charges, an administrative surrender charge and a sales surrender charge. The administrative surrender charge is $4.00 per $1,000 of base face amount for the first nine policy years (or the first nine years after a base face amount increase) and declines each year thereafter until it reaches zero:

-------------------------------------------------------------------------------------------------------------
Policy Year:                                1-9        10       11        12        13        14      15 & up
-------------------------------------------------------------------------------------------------------------
Charge per $1,000 of Base Face Amount:     $4.00     $3.33     $2.67     $2.00     $1.33     $0.67     $0.00
-------------------------------------------------------------------------------------------------------------

     The sales surrender charge is a percentage of actual premiums paid up to a maximum based on target premiums. The percentages of premium are:

     Policy Years 1 - 2:   26% of premium paid up to one target premium, plus
                           6% of premium paid above one target up to two target premiums, plus
                           5% of premium paid above two target premiums.

     Policy Years 3 - 9:   46% of premium paid up to one target premium, plus
                           44% of premium paid above one target up to two target premiums.

     The sales surrender charge at the end of the 9th policy year will be reduced to zero at the beginning of the 15th policy year by reducing the charge each year by one-sixth of the amount of the charge in effect at the end of the 9th policy year.

     Impact of Changes in Base Face Amount on Surrender Charge. If you request a decrease to the base face amount while surrender charges are in effect, or take a withdrawal that decreases the base face amount, we will deduct a portion of the surrender charge. Decreases in the base face amount as a result of a death benefit option change do not cause a surrender charge deduction. Similarly, increases in the base face amount as a result of death benefit option changes do not result in an increase in the maximum surrender charge. All other increases in the base face amount will increase the maximum surrender charge.

     For decreases that cause a portion of the surrender charge to be deducted, the calculation of the charge varies for each type of surrender charge. The administrative surrender charge deduction will be in proportion to the amount of the base face amount decrease, and the future administrative surrender charge will be reduced by the amount of the deduction.

     The amount of the sales surrender charge deduction will depend of the relationship of the premiums paid to the target premium for each portion of the base face amount. When the decrease is made, the target premium for each portion of the base face amount will be reduced in proportion to the amount of the base face amount decrease. If the new target premium for each portion of the base face amount is greater than or equal to the premiums paid which have been allocated to that portion, there will be no deduction, although the future maximum sales surrender charge will be lower than before the decrease occurred. If the new target premium for each portion of the base face amount is less than the premiums paid which have been allocated to that portion, the deduction will be the difference between the sales surrender charge before the decrease and the sales surrender charge after the decrease. The sales surrender charge after the decrease will be recalculated as if the new target premium for each portion of the base face amount had always been in effect for that portion.

     Calculation of Surrender Charge Example. Assume the base face amount on your policy is $100,000 and the insured is age 50 when the policy was issued. The target premium for the policy is $2,000. Assuming that you pay a $2,500 premium at the beginning of each policy year, the resulting surrender charge for each policy year is:

                        Administrative        Sales            Total
          Policy Year  Surrender Charge  Surrender Charge  Surrender Charge
          -----------  ----------------  ----------------  ----------------
               1             $400             $  550            $  950
               2              400                690             1,090
               3              400              1,800             2,200
               4              400              1,800             2,200
               5              400              1,800             2,200
               6              400              1,800             2,200
               7              400              1,800             2,200
               8              400              1,800             2,200
               9              400              1,800             2,200
              10              333              1,500             1,833
              11              267              1,200             1,467
              12              200                900             1,100
              13              133                600               733
              14               67                300               367
              15                0                  0                 0

Transaction Charges

     Certain policyholder transactions that exceed a maximum number in a policy year may incur a charge.

     Withdrawals. A deduction from the policy value equal to the lesser of $25 or 2% of the withdrawal amount will occur for each withdrawal after the first in a policy year.

     Transfers between Subaccounts and/or the Fixed Account. A deduction of $25 for each transfer after the 12th in a policy year will be made. Transfers under the dollar cost averaging and the automatic asset rebalancing program are not counted against the limit of 12 free transfers.

     Policy Illustrations. The first illustration of policy values you request each policy year will be free. For subsequent illustration requests each policy year, a $25 deduction will be made from your policy value.

Other Charges

     For a description of the investment advisory fees and other expenses incurred by the Portfolios, see the "Summary" on page 2 of this prospectus and the accompanying prospectuses for the underlying mutual funds.

Cost of Insurance

     The cost of insurance is the primary charge for the death benefit provided by your policy. The cost of insurance charge depends on a number of variables that cause the charge to vary from policy to policy and from monthly processing date to monthly processing date. The cost of insurance charge is equal to (a) multiplied by the result of (b) minus (c) where:

     (a)  is the cost of insurance rate divided by 1,000;

     (b)  is the death benefit at the beginning of the policy month; and

     (c)  is the policy value at the beginning of the policy month.

     The policy value used in this calculation is the policy value before deduction of the monthly cost of insurance charge (for both the base face amount and the adjustable term insurance rider) and the cost of insurance for any disability waiver of monthly deductions rider, but after monthly deductions for any other riders and charges.

     The cost of insurance rate is the rate applied to the insurance under the policy to determine the monthly cost of insurance charge. The cost of insurance rate is based on the insured's attained age, sex, and applicable risk class as well as the size of the base face amount and the duration of the policy. We currently place insureds in the following risk classes (available for male or female) when we issue the policy, based on our underwriting:

          .    Preferred;
          .    Standard Non-Tobacco;
          .    Standard Tobacco;
          .    Substandard Non-Tobacco; and
          .    Substandard Tobacco.

The original risk class applies to the policy's initial face amount. If an increase in face amount is approved, a different risk class may apply to the increase, based on the insured's circumstances at the time of the increase. If you have selected death benefit option A, and if there have been any increases in the base face amount, the policy value will be considered a part of the initial base face amount when the charge is calculated. If the policy value exceeds the initial base face amount, the excess will be considered part of the increases in base face amount in the order of the increases.

     We guarantee that the cost of insurance rates used to calculate the monthly cost of insurance charge will not exceed the maximum cost of insurance rates set forth in the policy. The maximum cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Tables, Male or Female, Smoker or Non-Smoker, or for substandard classes, a multiple of the tables and/or a flat addition to the tables. (See "Hypothetical Illustrations" for examples showing the effects of the cost of insurance charge.)

Reduction in Charges for Certain Groups

     We may waive or reduce the administrative charges, the premium expense charges, the transaction charges and the surrender charges on policies that have been sold to:

     (a) our employees and sales representatives, or those of our affiliates or distributors of the policy; or

     (b) individuals or groups of individuals where the sale of the policy results in savings of administrative or commission expenses.

Policy Values
--------------------------------------------------------------------------------

Policy Value

     The policy value serves as a starting point for calculating values under a policy. The policy value is the sum of the variable account value and the fixed account value credited to the policy. The policy value is determined first on the policy's effective date and thereafter on each business day. On the maturity date, the proceeds payable under a policy are equal to the policy value less any loan balance. The policy value will vary to reflect:

     (a) the performance of the variable subaccounts to which amounts have been allocated;

     (b) interest credited on amounts allocated to the fixed account and loan balance;

     (c)  charges;

     (d)  transfers;

     (e)  withdrawals; and

     (f)  policy loans (including loan repayments).

The policy value may be more or less than premiums paid.

     The cash surrender value is the policy value reduced by any surrender charge.

     The net cash surrender value is the cash surrender value reduced by any loan balance. You will receive only the net cash surrender value if you surrender your policy.

Variable Account Value

     The variable account value is the sum of the values of the variable subaccounts under the policy. On the policy's effective date, the value of each variable subaccount is equal to:

     (a)  the initial net premium allocated to that variable subaccount; minus

     (b) the portion of the first month's monthly deduction allocated to that variable subaccount.

On any business day thereafter, the value of each variable subaccount is equal to:

     (a) the value of the variable subaccount on the preceding business day, multiplied by the appropriate net investment factor (described below) for the current business day; plus

     (b) the sum of all net premiums allocated to the variable subaccount since the previous business day; plus

     (c) the sum of all loan repayments allocated to the variable subaccount since the previous business day; plus

     (d) the amount of any transfers from other variable subaccounts or the fixed account to the variable subaccount since the previous business day; minus

     (e) the amount of any transfers to other variable subaccounts or to the fixed account, including amounts transferred to secure a policy loan, from the variable subaccount since the previous business day; minus

     (f) the portion of any gross withdrawals, policyholder transaction charges, or charges for any face amount decreases allocated to the variable subaccount since the previous business day; minus

     (g) the portion of the monthly deduction allocated to the variable subaccount since the previous business day.

     Unit Values. When you allocate an amount to a variable subaccount, either by net premium allocation, transfer of policy value or repayment of a policy loan, your policy is credited with units in that variable subaccount. The number of units is determined by dividing (i) the amount allocated, transferred or repaid to the variable subaccount by (ii) the variable subaccount's unit value for the business day when the allocation, transfer or repayment is effected. The number of units credited to a policy will decrease when:

     (a) the allocated portion of the monthly deduction or other charges is taken from the variable subaccount;

     (b)  a policy loan is taken from the variable subaccount;

     (c)  an amount is transferred from the variable subaccount; or

     (d)  a withdrawal is taken from the variable subaccount.

The number of the variable subaccount's units may also decrease if the policy's face amount is decreased.

     A variable subaccount's unit value is an index we use to measure investment performance. Each variable subaccount's unit value varies to reflect the investment experience of its underlying portfolio, and may increase or decrease from one business day to the next. Each variable subaccount's unit value was arbitrarily set at $10.00 when the variable subaccount was established. The unit value is determined on each business day by multiplying the unit value for the variable subaccount on the prior business day by the variable subaccount's net investment factor for the current business day.

     Net Investment Factor. The net investment factor is an index used to measure the investment performance of a variable subaccount from one business day to the next. The net investment factor for any variable subaccount for any business day is determined by dividing (a) by (b) and subtracting (c) from the result, where:

     (a)  is:

          (1) the net asset value per share of the portfolio shares held in the variable subaccount determined at the end of the current business day; plus

          (2) the per share amount of any dividend or capital gain distributions on the portfolio shares held in the variable subaccount, if the "ex-dividend" date occurs during the current business day; plus or minus

          (3) a per share charge or credit for any taxes reserved for the current business day which we determine to have resulted from the investment operations of the variable subaccount;

     (b)  is:

          (1) the net asset value per share of the portfolio shares held in the variable subaccount, determined at the end of the last prior business day; plus or minus

          (2) the charge or credit for any taxes reserved for the last prior business day; and

     (c) is a deduction for the current mortality and expense risk charge for the number of days since the last prior business day.

Fixed Account Value

     On the policy's effective date, the fixed account value is equal to:

     (a)  the initial net premium allocated to the fixed account; minus

     (b) the portion of the first month's monthly deduction allocated to the fixed account.

     On any monthly processing date thereafter, the fixed account value is equal to:

     (a)  the fixed account value on the preceding monthly processing date; plus

     (b) the sum of all net premiums allocated to the fixed account since the previous monthly processing date; plus

     (c) the sum of all policy loan repayments allocated to the fixed account since the previous monthly processing date; plus

     (d) total interest credited to the fixed account since the previous monthly processing date; plus

     (e) the amount of any transfers from the variable subaccounts to the fixed account, including amounts transferred to secure policy loans, since the previous monthly processing date; minus

     (f) the amount of any transfers from the fixed account to the variable subaccounts since the previous monthly processing date; minus

     (g) the portion of any gross withdrawals, policyholder transaction charges, or charges for any face amount decreases allocated to the fixed account since the previous monthly processing date; minus

     (h) the portion of the monthly deduction allocated to the fixed account since the previous monthly processing date.

Tax Considerations
--------------------------------------------------------------------------------

     The following discussion is general and is not intended as tax advice.

Introduction

     The following summary provides a general description of the Federal income tax considerations relating to the policy. This summary is based upon our understanding of the present Federal income tax laws as they are currently interpreted by the Internal Revenue Service ("IRS"). Because of the complexity of such laws and the fact that tax results will vary according to the factual status of the specific policy involved, tax advice from a qualified tax advisor may be needed by a person contemplating the purchase of a policy or the exercise of certain elections under the policy. These comments concerning Federal income tax consequences are not an exhaustive discussion of all tax questions that might arise under the policy. Further, these comments do not take into account any Federal estate tax and gift, state, or local tax considerations which may be involved in the purchase of a policy or the exercise of certain elections under the policy. For complete information on such Federal and state tax considerations, a qualified tax advisor should be consulted. We do not make any guarantee regarding the tax status of any policy, and the following summary is not intended as tax advice.

Tax Status of the Policy

     In order to qualify as a life insurance contract for Federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under Federal tax law, a policy must satisfy certain requirements which are set forth in the Internal Revenue Code. Guidance as to how these requirements are to be applied is limited. Nevertheless, we believe that the policies should satisfy the applicable requirements. There is less guidance, however, with respect to policies issued on a substandard basis and it is not clear whether such policies will in all cases satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we may take appropriate steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions in order to do so.

     In certain circumstances, owners of variable life insurance contracts have been considered for Federal income tax purposes to be the owners of the assets of the variable account supporting their contracts due to their ability to exercise investment control over those assets. Where this is the case, the contract owners have been currently taxed on income and gains attributable to variable account assets. There is little guidance in this area, and some features of the policies, such as the flexibility of a policy owner to allocate premium payments and policy values, have not been explicitly addressed in published rulings. While we believe that the policies do not give policy owners investment control over Variable Account assets, we reserve the right to modify the policies as necessary to prevent a policy owner from being treated as the owner of the Variable Account assets supporting the policy.

     In addition, the Code requires that the investments of the Variable Account be "adequately diversified" in order for the policies to be treated as life insurance contracts for Federal income tax purposes. It is intended that the Variable Account, through the underlying mutual funds will satisfy these diversification requirements.

     The following discussion assumes that the policy will qualify as a life insurance contract for Federal income tax purposes.

Tax Treatment of Policy Benefits

     In General. We believe that the death benefit under a policy should be excludable from the gross income of the beneficiary. Federal, state and local transfer, and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary. A tax advisor should be consulted on these consequences.

     Generally, the policy owner will not be deemed to be in constructive receipt of the policy value until there is a distribution. When distributions from a policy occur, or when loans are taken out from or secured by a policy, the tax consequences depend on whether the policy is classified as a "Modified Endowment Contract."

     Modified Endowment Contracts. A policy may be treated as a modified endowment contract depending upon the amount of premiums paid in relation to the death benefit provided under such policy. The premium limitation rules for determining whether such a policy is a modified endowment contract are extremely complex. In general, however, a policy will be a modified endowment contract if the accumulated premiums paid at any time during the first seven policy years exceed the sum of the net level premiums which would have been paid on or before such time if the policy provided for paid-up future benefits after the payment of seven level annual premiums.

     In addition, if a policy is "materially changed," it may cause such policy to be treated as a modified endowment contract. The material change rules for determining whether a policy is a modified endowment contract are also extremely complex. In general, however, the determination whether a policy will be a modified endowment contract after a material change depends upon the relationship of the death benefit at the time of change to the policy or cash value at the time of such change and the additional premiums paid in the seven policy years starting with the date on which the material change occurs.

     The manner in which the premium limitation and material change rules should be applied to certain features of the policy and its riders is unclear. Nonetheless, under our current procedures, the policy owner will be notified at the time a policy is issued whether, according to our calculations, the policy is or is not classified as a modified endowment contract based on the premium then received.

     Due to the policy's flexibility, classification of a policy as a modified endowment contract will depend upon the circumstances of each policy. Accordingly, a prospective policy owner should contact a qualified tax advisor before purchasing a policy to determine the circumstances under which the policy would be a modified endowment contract. In addition, a policy owner should contact a competent tax advisor before making any change to, including an exchange of or reduction in benefits of, a policy to determine whether such change would cause the policy (or the new policy in the case of an exchange) to be treated as a modified endowment contract.

     If a policy becomes a modified endowment contract, distributions such as withdrawals and policy loans that occur during the policy year it becomes a modified endowment contract and any subsequent policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

     Whether a policy is or is not a modified endowment contract, upon a complete surrender or a lapse or termination of a policy or when benefits are paid at its maturity date, if the amount received plus the amount of any indebtedness exceeds the total investment in the policy, the excess will generally be treated as ordinary income subject to tax.

     Distributions Other than Death Benefits from Policies Classified as Modified Endowment Contracts. Policies classified as modified endowment contracts will be subject to the following tax rules:

     (1) First, all distributions, including distributions upon surrender and benefits paid at maturity, from such a policy are treated as ordinary income subject to tax up to the amount equal to the excess (if any) of the policy value immediately before the distribution over the "investment in the policy" (described below) at such time.

     (2) Second, loans taken from, or secured by, such a policy (including unpaid loan interest that is added to the principal of a loan) are treated as distributions from such a policy and taxed accordingly.

     (3) Third, a 10 percent additional tax is imposed on the portion of any distribution from, or loan taken from or secured by, such a policy that is included in income except where the distribution or loan:

               (a)  is made on or after the policy owner reaches actual age
                    59 1/2,

               (b)  is attributable to the policy owner's becoming disabled, or

               (c) is part of a series of substantially equal periodic payments for the life (or life expectancy) of the policy owner or the joint lives (or joint life expectancies) of the policy owner and the policy owner's beneficiary.

     Distributions Other than Death Benefits from Policies that Are Not Modified Endowment Contracts. Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy and only after the recovery of all investment in the policy as taxable income. However, certain distributions which must be made in order to enable the policy to continue to qualify as a life insurance contract for Federal income tax purposes if policy benefits are reduced during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax.

     Loans from or secured by a policy that is not a modified endowment contract are generally not treated as distributions. However, the tax consequences associated with policy loans that are outstanding after the first 15 policy years are less clear and a tax advisor should be consulted about such loans.

     Finally, neither distributions from nor loans from or secured by a policy that is not a modified endowment contract are subject to the 10 percent additional income tax.

     Policy Loan Interest. Interest paid on a policy loan generally is not tax-deductible. The policy owner should consult a competent tax advisor if the deductibility of interest paid on a policy loan is an important issue.

     Investment in the Policy. "Investment in the policy" means:

     (a) the aggregate amount of any premiums or other consideration paid for a policy; minus

     (b) the aggregate amount received under the policy which is excluded from the gross income of the policy owner (except that the amount of any loan from, or secured by, a policy that is a modified endowment contract, to the extent such amount is excluded from gross income, will be disregarded); plus

     (c) the amount of any loan from, or secured by, a policy that is a modified endowment contract to the extent that such amount is included in the gross income of the policy owner.

     Multiple Policies. All modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includable in gross income.

     Accelerated Death Benefit Rider. We believe that payments received under the accelerated death benefit rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy. (See "Accelerated Death Benefit Rider" for more information regarding the rider.) However, you should consult a qualified tax advisor about the consequences of adding this rider to a policy or requesting payment under this rider.

     Other Policy Owner Tax Matters. The tax consequences of continuing the policy beyond the insured's 100th year are unclear. You should consult a tax advisor if you intend to keep the policy in force beyond the insured's 100th year.

     Businesses can use the policies in various arrangements, including nonqualified deferred compensation or salary continuance plans, split dollar insurance plans, executive bonus plans, tax exempt and nonexempt welfare benefit plans, retiree medical benefit plans and others. The tax consequences of such plans may vary depending on the particular facts and circumstances. If you are purchasing the policy for any arrangement the value of which depends in part on its tax consequences, you should consult a qualified tax advisor. In recent years, moreover, Congress has adopted new rules relating to life insurance owned by businesses. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a tax advisor.

     Possible Tax Law Changes. Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the policy could change by legislation or otherwise. Consult a tax advisor with respect to legislative developments and their effect on the policy.

Taxation of United Investors

     We incur state and local premium taxes, and Federal income taxes resulting from the treatment of deferred acquisition costs. The amount of the charge we deduct for such taxes is discussed above under "Charges and Deductions." At the present time, we make no charge to the Variable Account for any other Federal, state or local taxes that it incurs which may be attributable to the Variable Account or to the policies. Nevertheless, we reserve the right in the future to make a charge for any such tax or other economic burden resulting from the application of the tax laws that we determine to be properly attributable to the Variable Account or to the policies.

Employment-Related Benefit Plans

     On July 6, 1983, the Supreme Court held in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women on the basis of sex. The policies described in this prospectus contain guaranteed purchase rates for certain payment options that generally distinguish between men and women. Accordingly, employers and employee organizations should consider, in consultation with their legal counsel, the impact of Norris, and Title VII generally, on any employment-related insurance or benefit program for which a policy may be purchased.

Other Information
--------------------------------------------------------------------------------

United Investors Life Insurance Company

     We were incorporated in the State of Missouri on August 17, 1981, as the successor to a company of the same name established in Missouri on September 27, 1961. We are a stock life insurance company, indirectly owned by Torchmark Corporation. Our principal business is selling life insurance and annuity contracts. We are admitted to do business in the District of Columbia and all states except New York.

     Published Ratings. We may publish (in advertisements, sales literature, and reports to policy owners) the ratings and other information assigned to us by one or more independent insurance industry analysts or rating organizations such as A. M. Best Company, Standard & Poor's Corporation, and Weiss Research, Inc. These ratings reflect the organization's current opinion of an insurance company's financial strength and operating performance in comparison to the norms for the insurance industry; they do not reflect the strength, performance, risk, or safety (or lack thereof) of the variable subaccounts. The claims-paying ability rating as measured by Standard & Poor's is an opinion of an operating insurance company's financial capacity to meet its obligations under its outstanding insurance and annuity policies.

     Preparing for Year 2000. The new millennium poses a significant concern to all businesses which use computer systems or electronic data in their operations. This concern arises because these organizations have existing computer systems and programs that cannot always identify a proper date. For many years, programs were written using a two digit code to represent a year. At the beginning of the year 2000, more digits are needed to accurately determine the date in these programs. Without addressing this issue, many computer programs could fail or produce erroneous results. Additionally, companies which communicate electronically with other businesses or which rely on other businesses for services are exposed to risk of failure by the electronic devices and computer systems of those other entities to the extent they are not Year 2000 compliant. The potential failure of these systems creates considerable uncertainty and could potentially adversely affect the ongoing operations and stability of a business.

     We are exposed to these risks should our computer systems fail due to date-related problems. We also rely on a number of third party businesses and governmental agencies that we either communicate electronically with or depend on for services in conducting our business. These institutions include but are not limited to banks, financial institutions, telecommunication companies, utilities, mail delivery organizations, and a variety of governmental agencies. If our computer systems or the systems of our third-party business partners are not compliant, we may be exposed to considerable risks, including business interruption, loss of revenue, increased expense, loss of policyholders, and litigation.

     To reduce our business risk to an acceptable level, we have established a project plan to insure that our business-critical computer systems will be Year 2000 compliant. This plan also addresses third-party compliance issues. Under the direction of executive management, objectives and timetables have been set forth to achieve compliance. Progress toward achieving those objectives is constantly monitored. We expect the entire project, including all Year 2000 testing activities, to be completed during 1999.

     We remain on schedule to meet all of our Year 2000 compliance requirements. All known required software changes were completed in 1998, and the related testing is in process with plans for completion in 1999. With regard to third party concerns, we are:

     1. confirming with our software vendors the Year 2000 readiness of purchased software packages;

     2. verifying the Year 2000 compliance status of our financial business partners' computer and data communications systems to insure readiness, including data interface testing with third parties; and

     3. evaluating all of our electronic operational systems (telephones, security, utility, environmental) for Year 2000 compliance.

While we are making every effort to verify the compliance of third parties, no assurances as to the compliance of their computer systems can be given.

     We have primarily used our internal staff to complete our Year 2000 project. Other than completion of software testing, all significant Year 2000 project milestones for internal computer systems have been completed. Confirmation of third party compliance and electronic data interface testing with third parties is continuing with completion expected during 1999. We have spent $130,000 on our Year 2000 project activities to date, including internal programming costs, outside contractors, and replacement costs. These costs have been expensed as incurred. Total project cost is expected to be approximately $150,000.

     Year 2000 contingency plans are being developed for critical risk areas. Management is establishing and documenting contingency plans for most critical systems and interfaces with business partners within each individual's responsibility. Such contingency plans include possible manual operation efforts, staff adjustments, outside services, and alternative procedures. These contingency plans will be maintained well into 2000.

Sale of the Policies

     Insigne Securities, Inc. of ___________________ is the principal underwriter of the policies. Insigne Securities, Inc. is a corporation organized under the laws of the state of _______ in 19__, is registered as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the National Association of Securities Dealers, Inc. The Policies may not be available in all states. Insigne Securities, Inc. may enter into written sales agreements with various broker-dealers to aid in the sale of the policies. A commission plus bonus compensation may be paid to broker-dealers or agents in connection with sales of the policies.

Changing the Variable Account

     We have the right to make changes to, and to modify how we operate, the Variable Account. Specifically, we have the right to:

     (a)  add subaccounts to, or remove subaccounts from, the Variable Account;

     (b)  combine the Variable Account with other separate accounts;

     (c) replace the shares of a portfolio by substituting shares of another portfolio of Target/United Funds, Inc. or another investment company

          (1) if shares of the portfolio are no longer available for investment, or

          (2) if, in our judgment, continued investment in the portfolio is inappropriate in view of the purposes of the Variable Account;

     (d)  end the registration of the Variable Account under the 1940 Act;

     (e) disregard instructions from policy owners (only if required by state insurance regulatory authorities or otherwise pursuant to insurance law or regulation) regarding a change in the investment objectives of a portfolio or the approval or disapproval of an investment advisory agreement; and

     (f) operate the Variable Account or one or more of its subaccounts in any other form allowed by law, including a form that permits direct investments in individual securities (rather than solely investments in a mutual fund shares).

Voting of Portfolio Shares

     We are the legal owner of portfolio shares held in the subaccounts of the Variable Account and therefore have the right to vote on all matters submitted to shareholders of the portfolios. However, to the extent required by law, we will vote shares held in the variable subaccounts at meetings of the shareholders of the portfolios in accordance with instructions received from policy owners. The mutual funds generally do not hold regular annual shareholder meetings. To obtain voting instructions from policy owners before a meeting of shareholders of a particular portfolio, we may send voting instruction material, a voting instruction form and any other related material to policy owners with policy value in the variable subaccount corresponding to that portfolio. We will vote shares held in a variable subaccount for which no timely instructions are received in the same proportion as those shares for which voting instructions are received. If the applicable Federal securities laws, regulations or interpretations thereof change to permit us to vote shares of the portfolios in our own right, then we may elect to do so. We may, if required by state insurance officials, disregard policy owners' voting instructions if such instructions would require us to vote the shares so as to cause a change in sub-classification or investment objectives of one or more of the portfolios, or to approve or disapprove an investment advisory agreement. In addition, we may under certain circumstances disregard voting instructions that would require changes in the investment policy or investment adviser of a portfolio, provided that we reasonably disapprove of such changes in accordance with applicable Federal regulations. If we ever disregard voting instructions, policy owners will be advised of that action and of our reasons for doing so in our next report to policy owners.

Addition, Deletion, or Substitution of Investments

     We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares of the underlying mutual funds that are held by the Variable Account (or any of its subaccounts) or that the Variable Account (or any of its subaccounts) may purchase. We reserve the right to eliminate the shares of any of the portfolios of the underlying mutual funds and to substitute shares of another portfolio of the underlying mutual funds or any other investment vehicle or of another open-end, registered investment company if:

     (a)  laws or regulations are changed;

     (b) the shares of the underlying mutual funds or one of its portfolios are no longer available for investment, or;

     (c) in our judgment, further investment in any portfolio becomes inappropriate in view of the purposes of the Subaccount.

We will not substitute any shares attributable to your interest in a subaccount of the Variable Account without notice and prior approval of the U.S. Securities and Exchange Commission and the insurance regulator of the state where the policy was delivered, if required. Nevertheless, the representations in this prospectus will not prevent the Variable Account from purchasing other securities for other series or classes of policies, or from permitting a conversion between series or classes of policies on the basis of requests made by policy owners.

     We also reserve the right to establish additional subaccounts of the Variable Account, each of which would invest in a new portfolio of the mutual funds, or in shares of another investment company or suitable investment, with a specified investment objective. We may establish new variable subaccounts when, in our sole discretion, marketing needs or investment conditions warrant. We may make available any new variable subaccounts to existing policy owners, and will do so on a basis that we will determine. We may also eliminate one or more variable subaccounts if, in our sole discretion, marketing, tax, or investment conditions warrant.

     In the event of any such substitution or change, we may, by appropriate endorsement, make such changes in this and other policies as may be necessary or appropriate to reflect such substitution or change. If we deem it to be in the best interests of persons having voting rights under the policies, the Variable Account may be:

     (a) operated as a management company under the Investment Company Act of 1940;

     (b) deregistered under that Act in the event such registration is no longer required; or

     (c)  combined with other United Investors separate accounts.

Other Information

     A registration statement under the Securities Act of 1933 has been filed with the SEC relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. That information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees.

Litigation

     No legal or administrative proceeding is pending that would have a material effect upon the Variable Account.

Legal Matters

     Legal advice regarding certain matters relating to Federal securities laws applicable to the issuance of the policy described in this prospectus has been provided by Sutherland Asbill & Brennan LLP of Washington, D.C.

Experts

     The balance sheets of United Investors Life Insurance Company as of December 31, 1998 and 1997, and the related statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998 have been included herein in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     Actuarial matters included in this prospectus have been examined by W. Thomas Aycock, Vice President and Chief Actuary of United Investors, whose opinion is filed as an exhibit to the registration statement.

Financial Statements

     The financial statements of United Investors, which are included in Appendix D to this prospectus, should be considered only as bearing on our ability to meet our obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the Variable Account. No financial statements are presented for the Variable Account because it has yet to commence operations.

Appendix A:
Hypothetical Illustrations
--------------------------------------------------------------------------------

     The following illustrations show how certain values under a sample policy change with assumed investment performance over an extended period of time. In particular, they illustrate how policy values, net cash surrender values and death benefits under a policy, covering an insured of a given age on the policy's effective date, would vary over time if planned premiums were paid annually and the return on the assets in the variable subaccounts were a uniform gross annual rate of 0%, 6% or 12%, before deduction of any fees and charges, including portfolio expenses. The tables also show planned premiums accumulated at 5% interest. The values under a policy would be different from those shown if the returns averaged 0%, 6% or 12% but fluctuated over and under those averages throughout the years shown. The hypothetical investment rates of return are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rates of return for a particular policy may be more or less than the hypothetical investment rates of return used in the illustrations.

     The illustrations assume an average annual expense ratio of x.xx% of the daily net assets of the portfolios available under the policies, based on the expense ratios of each of the portfolios for the last fiscal year of operations. For information on portfolio expenses, see the mutual funds prospectuses accompanying this prospectus.

     The illustrations also reflect the 0.75% mortality and expense risk charge to the Variable Account during the first ten policy years, 0.50% during the second ten years, and 0.25% thereafter. After deduction of estimated portfolio expenses and the mortality and expense risk charge, the illustrated gross annual investment rates of return would correspond to the following approximate net annual rates of return for the variable subaccounts:

     Hypothetical gross rate of return:       0%     6%     12%
                                           ----   ----   -----
     Net return, policy years 1 - 10:      ____%  ____%  _____%
     Net return, policy years 11 - 20:     ____%  ____%  _____%
     Net return, policy years 21 & up:     ____%  ____%  _____%

     The current illustrations reflect the $6.00 monthly policy charge for all policy years, while the guaranteed illustrations reflect the $10.00 maximum monthly policy charge for all policy years. The illustrations also reflect the deduction of premium expense charges and the monthly deduction for the hypothetical insured. Our current charges and the higher guaranteed charges we have the contractual right to deduct from your policy value are reflected in separate illustrations on each of the following pages. All the illustrations reflect the fact that no charges for Federal or state income taxes are currently made against the Variable Account and assume no loan balance or charges for supplemental benefits.

     Upon request, we will furnish a comparable illustration based upon the proposed insured's individual circumstances. Such illustrations may assume different hypothetical rates of return than those illustrated in the following tables.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                                CURRENT CHARGES

                                                                                             NET CASH
                               DEATH BENEFITS                POLICY VALUES               SURRENDER VALUES
                          -------------------------    --------------------------    --------------------------
                                         Assuming Hypothetical Gross Annual Rate of Return of:
 End of      PREMIUMS
 Policy    + Interest at
  Year      5% Per Year     0%       6%        12%       0%        6%        12%       0%        6%        12%
---------  -------------  ------   ------    ------    ------    ------    ------    ------    ------    ------
    1            $ 1,050
    2              2,153
    3              3,310
    4              4,526
    5              5,802
    6              7,142
    7              8,549
    8             10,027
    9             11,578
   10             13,207
   11             14,917
   12             16,713
   13             18,599
   14             20,579
   15             22,657
   16             24,840
   17             27,132
   18             29,539
   19             32,066
   20             34,719
   21             37,505
   22             40,430
   23             43,502
   24             46,727
   25             50,113
   26             53,669
   27             57,403
   28             61,323
   29             65,439
   30             69,761

     The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                                CURRENT CHARGES

                                                                                            NET CASH
                               DEATH BENEFITS                 POLICY VALUES              SURRENDER VALUES
                          -------------------------    --------------------------    --------------------------
                                          Assuming Hypothetical Gross Annual Rate of Return of:
 End of      PREMIUMS
 Policy    + Interest at
  Year      5% Per Year     0%       6%        12%       0%        6%        12%       0%        6%        12%
---------  -------------  ------   ------    ------    ------    ------    ------    ------    ------    ------
    1           $  2,625
    2              5,381
    3              8,275
    4             11,314
    5             14,505
    6             17,855
    7             21,373
    8             25,066
    9             28,945
   10             33,017
   11             37,293
   12             41,782
   13             46,497
   14             51,446
   15             56,644
   16             62,101
   17             67,831
   18             73,848
   19             80,165
   20             86,798
   21             93,763
   22            101,076
   23            108,755
   24            116,818
   25            125,284
   26            134,173
   27            143,506
   28            153,307
   29            163,597
   30            174,402

     The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                              GUARANTEED CHARGES

                                                                                            NET CASH
                               DEATH BENEFITS                POLICY VALUES               SURRENDER VALUES
                          -------------------------    --------------------------    --------------------------
                                           Assuming Hypothetical Gross Annual Rate of Return of:
 End of      PREMIUMS
 Policy    + Interest at
  Year      5% Per Year     0%        6%       12%       0%        6%        12%       0%        6%        12%
---------  -------------  ------   ------    ------    ------    ------    ------    ------    ------    ------
    1            $ 1,050
    2              2,153
    3              3,310
    4              4,526
    5              5,802
    6              7,142
    7              8,549
    8             10,027
    9             11,578
   10             13,207
   11             14,917
   12             16,713
   13             18,599
   14             20,579
   15             22,657
   16             24,840
   17             27,132
   18             29,539
   19             32,066
   20             34,719
   21             37,505
   22             40,430
   23             43,502
   24             46,727
   25             50,113
   26             53,669
   27             57,403
   28             61,323
   29             65,439
   30             69,761

     The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                                CURRENT CHARGES

                                                                                            NET CASH
                               DEATH BENEFITS                POLICY VALUES               SURRENDER VALUES
                          -------------------------    --------------------------    --------------------------
                                          Assuming Hypothetical Gross Annual Rate of Return of:
 End of      PREMIUMS
 Policy    + Interest at
  Year      5% Per Year     0%        6%       12%       0%        6%        12%       0%        6%       12%
---------  -------------  ------   ------    ------    ------    ------    ------    ------    ------    ------
    1           $  2,625
    2              5,381
    3              8,275
    4             11,314
    5             14,505
    6             17,855
    7             21,373
    8             25,066
    9             28,945
   10             33,017
   11             37,293
   12             41,782
   13             46,497
   14             51,446
   15             56,644
   16             62,101
   17             67,831
   18             73,848
   19             80,165
   20             86,798
   21             93,763
   22            101,076
   23            108,755
   24            116,818
   25            125,284
   26            134,173
   27            143,506
   28            153,307
   29            163,597
   30            174,402

     The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION A
                              GUARANTEED CHARGES

                                                                                            NET CASH
                               DEATH BENEFITS                POLICY VALUES               SURRENDER VALUES
                          -------------------------    --------------------------    --------------------------
                                          Assuming Hypothetical Gross Annual Rate of Return of:
 End of      PREMIUMS
 Policy    + Interest at
  Year      5% Per Year     0%        6%       12%       0%        6%        12%       0%        6%       12%
---------  -------------  ------   ------    ------    ------    ------    ------    ------    ------    ------
    1            $ 1,050
    2              2,153
    3              3,310
    4              4,526
    5              5,802
    6              7,142
    7              8,549
    8             10,027
    9             11,578
   10             13,207
   11             14,917
   12             16,713
   13             18,599
   14             20,579
   15             22,657
   16             24,840
   17             27,132
   18             29,539
   19             32,066
   20             34,719
   21             37,505
   22             40,430
   23             43,502
   24             46,727
   25             50,113
   26             53,669
   27             57,403
   28             61,323
   29             65,439
   30             69,761

     The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                         $100,000 FACE AMOUNT, OPTION A
                               GUARANTEED CHARGES

                                                                                            NET CASH
                               DEATH BENEFITS                POLICY VALUES               SURRENDER VALUES
                          -------------------------    --------------------------    --------------------------
                                          Assuming Hypothetical Gross Annual Rate of Return of:
 End of      PREMIUMS
 Policy    + Interest at
  Year      5% Per Year     0%        6%       12%       0%        6%        12%       0%        6%       12%
---------  -------------  ------   ------    ------    ------    ------    ------    ------    ------    ------
    1           $  2,625
    2              5,381
    3              8,275
    4             11,314
    5             14,505
    6             17,855
    7             21,373
    8             25,066
    9             28,945
   10             33,017
   11             37,293
   12             41,782
   13             46,497
   14             51,446
   15             56,644
   16             62,101
   17             67,831
   18             73,848
   19             80,165
   20             86,798
   21             93,763
   22            101,076
   23            108,755
   24            116,818
   25            125,284
   26            134,173
   27            143,506
   28            153,307
   29            163,597
   30            174,402

     The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 35, STANDARD NON-TOBACCO
                             $1,000 ANNUAL PREMIUM
                         $100,000 FACE AMOUNT, OPTION B
                                CURRENT CHARGES

                                                                                            NET CASH
                               DEATH BENEFITS                POLICY VALUES               SURRENDER VALUES
                          -------------------------    --------------------------    --------------------------
                                          Assuming Hypothetical Gross Annual Rate of Return of:
 End of      PREMIUMS
 Policy    + Interest at
  Year      5% Per Year     0%        6%       12%       0%        6%        12%       0%        6%       12%
---------  -------------  ------   ------    ------    ------    ------    ------    ------    ------    ------
    1            $ 1,050
    2              2,153
    3              3,310
    4              4,526
    5              5,802
    6              7,142
    7              8,549
    8             10,027
    9             11,578
   10             13,207
   11             14,917
   12             16,713
   13             18,599
   14             20,579
   15             22,657
   16             24,840
   17             27,132
   18             29,539
   19             32,066
   20             34,719
   21             37,505
   22             40,430
   23             43,502
   24             46,727
   25             50,113
   26             53,669
   27             57,403
   28             61,323
   29             65,439
   30             69,761

     The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

                    MALE ISSUE AGE 50, STANDARD NON-TOBACCO
                             $2,500 ANNUAL PREMIUM
                        $100,000 FACE AMOUNT, OPTION B
                                CURRENT CHARGES

                                                                                            NET CASH
                               DEATH BENEFITS                POLICY VALUES               SURRENDER VALUES
                          -------------------------    --------------------------    --------------------------
                                          Assuming Hypothetical Gross Annual Rate of Return of:
 End of      PREMIUMS
 Policy    + Interest at
  Year      5% Per Year     0%        6%       12%       0%        6%        12%       0%        6%       12%
---------  -------------  ------   ------    ------    ------    ------    ------    ------    ------    ------
    1           $  2,625
    2              5,381
    3              8,275
    4             11,314
    5             14,505
    6             17,855
    7             21,373
    8             25,066
    9             28,945
   10             33,017
   11             37,293
   12             41,782
   13             46,497
   14             51,446
   15             56,644
   16             62,101
   17             67,831
   18             73,848
   19             80,165
   20             86,798
   21             93,763
   22            101,076
   23            108,755
   24            116,818
   25            125,284
   26            134,173
   27            143,506
   28            153,307
   29            163,597
   30            174,402

     The hypothetical investment rates of return shown above are illustrative only and should not be deemed a representation of past or future investment rates of return. Actual rate of return may be more or less than those shown and will depend on a number of factors, including the allocations made by a policy owner to one or more variable subaccounts and the investment experience of the portfolios underlying those variable subaccounts. The death benefit, policy value and net cash surrender value for a policy would be different from those shown if the actual gross annual rates of return averaged 0%, 6% or 12% over a period of years, but fluctuated above or below those averages for individual policy years. They would also be different if any policy loans or withdrawals were made. No representations can be made by us, the Variable Account or the portfolios that these hypothetical rates of return can be achieved for any one year or sustained over a period of time.

Appendix B:
Directors and Officers of United Investors
--------------------------------------------------------------------------------

     We are managed by a board of directors. The following table sets forth the name and principal occupations during the past five years of each of our directors and senior officers. Unless otherwise noted, the address for each person is United Investors Life Insurance Company, 2001 Third Avenue South, Birmingham, Alabama 35233.

-----------------------------------------------------------------------------------------------------------------
Name and Position                  Principal Occupation
with United Investors              During the Past Five Years
-----------------------------------------------------------------------------------------------------------------
W. Thomas Aycock                   Vice President and Chief Actuary of United Investors since November 1992.
Director, Vice President and
Chief Actuary
-----------------------------------------------------------------------------------------------------------------
Tony G. Brill*                     Executive Vice President and Chief Administrative Officer of Torchmark
Director and Executive             Corporation since September 1999.  Executive Vice President-Administration
Vice President-                    of United Investors since September 1998. Senior Vice President of United
Administration                     Investors, March 1998-September 1998. Senior Vice President of Torchmark
                                   Corporation, January 1997-September 1999. Managing Partner of KPMG Peat Marwick
                                   LLP, Birmingham, Alabama Office, 1984-December 1996.
------------------------------------------------------------------------------------------------------------------
Terry W. Davis                     Vice President-Administration of United Investors since January 1999 and
Director and Vice                  Liberty National Life Insurance Company since December 1996. Second Vice
President-Administration           President-Administration of Liberty National Life Insurance Company since March
                                   1988.
------------------------------------------------------------------------------------------------------------------
C.B. Hudson*                       Chairman of the Board of Directors and Chief Executive Officer of Torchmark
Director                           Corporation since March 1998 and United Investors, March 1998-September 1999.
                                   Director of Liberty National Life Insurance Company, United American Insurance
                                   Company, and Globe Life and Accident Insurance Company since September 1999.
                                   Chairman of Insurance Operations of Torchmark Corporation, January 1993-March
                                   1998. Chairman of Liberty National Life Insurance Company, United American
                                   Insurance Company, and Globe Life and Accident Insurance Company, 1991-
                                   September 1999.
------------------------------------------------------------------------------------------------------------------
Larry M. Hutchison*                Executive Vice President and General Counsel of Torchmark Corporation since
Director                           September 1999. Vice President and General Counsel of Torchmark, February 1997-
                                   September 1999. Vice President, Secretary and General Counsel of United
                                   American Insurance Company since 1992.
------------------------------------------------------------------------------------------------------------------
Michael J. Klyce                   Vice President of Torchmark Corporation since January 1984.
Vice President and Treasurer
------------------------------------------------------------------------------------------------------------------
John H. Livingston                 Secretary and Counsel of United Investors since May 1995. Secretary and
Director, Secretary                Associate Counsel of United Investors, December 1994-May 1995. Associate
and Counsel                        Counsel of United Investors, July 1990-December 1994. Associate Counsel of
                                   Liberty National Life Insurance Company since October, 1986.
------------------------------------------------------------------------------------------------------------------
James L. Mayton, Jr.               Vice President & Controller of Liberty National Life Insurance Company since
Vice President and Controller      January 1985.
------------------------------------------------------------------------------------------------------------------
Mark S. McAndrew*                  Executive Vice President of Torchmark Corporation and Chairman of the Board and
Senior Vice                        Chief Executive Officer of United American Insurance Company and Globe Life and
President-Marketing                Accident Insurance Company since September 1999.  Senior Vice President-
                                   Marketing of United Investors since March 1998. Director of Torchmark
                                   Corporation since April 1998. President of United American Insurance Company
                                   and Globe Life and Accident Insurance Company since 1991.
------------------------------------------------------------------------------------------------------------------
Carol A. McCoy                     Secretary of Torchmark Corporation since February 1994. Associate Counsel of
Director and Assistant             Torchmark Corporation since January 1985.
Secretary
------------------------------------------------------------------------------------------------------------------
Anthony L. McWhorter               Chairman of the Board of Directors and Chief Executive Officer of United
Chairman of the                    Investors and Liberty National Life Insurance Company, and Executive Vice
Board of Directors,                President of Torchmark Corporation since September 1999.  President of United
President and Chief                Investors since September 1998. President of Liberty National Life Insurance
Executive Officer                  Company since December 1994. Executive Vice President and Chief Actuary of
                                   Liberty National, November 1993-December 1994. Senior Vice President and Chief
                                   Actuary of Liberty National, September 1991-November 1993.
------------------------------------------------------------------------------------------------------------------
Ross W. Stagner                    Vice President of United Investors since January 1992.
Director and Vice President
------------------------------------------------------------------------------------------------------------------

* Principal business address: Torchmark Corporation, 3700 South Stonebridge, McKinney, Texas 75070.

Appendix C:
Glossary

------------------------------------------------------------------------------------------------------------------
Administrative Office              P. O. Box 10287, Birmingham, Alabama 35202-0287,
                                   (800) 340-3787.
------------------------------------------------------------------------------------------------------------------
Attained Age                       The age of the insured on his or her birthday nearest the policy effective date, increased by the number of policy years elapsed since the policy date.
------------------------------------------------------------------------------------------------------------------
Base Face Amount                   The amount of insurance chosen by you for the policy at issue, or as subsequently increased or decreased by you. This amount does not include any benefit provided by riders, and is prior to any death benefit changes required by the Internal Revenue Code to continue to qualify as life insurance.
------------------------------------------------------------------------------------------------------------------
Business Day                       Each day that the New York Stock Exchange and our administrative office are open. Currently, the Friday after Thanksgiving and, in most years, December 24
                                   (Christmas Eve day) and December 31 (New Year's Eve day) are not Business Days.
------------------------------------------------------------------------------------------------------------------
Cash Surrender Value               Policy value less any applicable surrender charge.
------------------------------------------------------------------------------------------------------------------
Death Benefit                      The amount of insurance payable to the beneficiary on the death of the insured.
------------------------------------------------------------------------------------------------------------------
Death Benefit Option               One of two options under the policy that is used to determine the amount of the death benefit.
------------------------------------------------------------------------------------------------------------------
Fixed Account                      A part of our general account. The general account consists of all of our assets other than those in any separate account.
------------------------------------------------------------------------------------------------------------------
Fixed Account Value                The policy value in the fixed account.
------------------------------------------------------------------------------------------------------------------
Gross Withdrawal                   A withdrawal plus any applicable transaction charge and any surrender charge.
------------------------------------------------------------------------------------------------------------------
Loan Balance                       The sum of all outstanding loans including principal and interest.
------------------------------------------------------------------------------------------------------------------
Maturity Date                      Policy anniversary nearest the insured's 100th birthday.
------------------------------------------------------------------------------------------------------------------
Monthly Processing                 The same day each month as the policy's effective date. If the monthly
Date                               processing date falls on a date other than a business day, the next following business day will be deemed the monthly processing date.
------------------------------------------------------------------------------------------------------------------
Net Cash Surrender                 Cash surrender value less any loan balance.
Value
------------------------------------------------------------------------------------------------------------------
Net Premium                        The premium received less the premium expense charge.
------------------------------------------------------------------------------------------------------------------
No-lapse Monthly                   The minimum amount of premium required to keep the policy in force during the
Premium                            first three policy years regardless of the sufficiency of the cash surrender value to pay monthly deductions.
------------------------------------------------------------------------------------------------------------------
Policy Anniversary                 The same day and month as the policy's effective date each year that the policy remains in force. If the policy anniversary falls on a date other than a business day, the next following business day will be deemed the policy anniversary.
------------------------------------------------------------------------------------------------------------------
Policy's Effective Date            The date from which policy anniversaries and policy years are determined. Your policy's effective date is shown in your policy.
------------------------------------------------------------------------------------------------------------------
Policy Loan                        A request to borrow a portion of the net cash surrender value.
------------------------------------------------------------------------------------------------------------------
Policy Month                       The first policy month starts on the policy's effective date. Subsequent policy months start on each monthly processing date.
------------------------------------------------------------------------------------------------------------------
Policy Value                       The sum of the variable account value and the fixed account value.
------------------------------------------------------------------------------------------------------------------
Target Face Amount                 The sum of the base face amount and the initial adjustable term insurance rider amount. The amount of the rider will vary as necessary to keep the sum of the rider amount and the base death benefit equal to the target face amount, when the base death benefit varies due to Internal Revenue Code requirements.
------------------------------------------------------------------------------------------------------------------
Target Premium                     The premium amount we use to calculate the maximum sales load charge and the sales surrender charge. A target premium is determined for the initial base face amount at issue, and an additional target premium is determined for each increase in base face amount
------------------------------------------------------------------------------------------------------------------
Variable Account                   The sum of the values of the variable subaccounts under your policy.
Value
------------------------------------------------------------------------------------------------------------------
We, Us, or United                  United Investors Life Insurance Company.
Investors
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Withdrawal                         A request to withdraw a portion of the net cash surrender value. A withdrawal may be subject to a transaction charge and a surrender charge.
------------------------------------------------------------------------------------------------------------------
You and Your                       The policy owner.
------------------------------------------------------------------------------------------------------------------

                                    Part II

                          UNDERTAKING TO FILE REPORTS

          Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                             RULE 484 UNDERTAKING

          Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Article XII of United Investors' By-Laws provides as follows:

     Each Director or officer, or former Director or officer, of this Corporation, and his legal representatives, shall be indemnified by the Corporation against liabilities, expenses, counsel fees and costs, reasonably incurred by him or his estate in connection with, or arising out of, any action, suit, proceeding or claim in which he is made a party by reason of his being, or having been, such Director or officer; and any person who, at the request of this Corporation, serves as Director or officer of another corporation in which this Corporation owns corporate stock, and his legal representatives, shall in like manner be indemnified by this Corporation; provided that, in either case shall the Corporation indemnify such Director or officer with respect to any matters as to which he shall be finally adjudged in any such action, suit or proceeding to have been liable for misconduct in the performance of his duties as such Director or officer. The indemnification herein provided for shall apply also in respect of any amount paid in compromise of any such action, suit, proceeding or claim asserted against such Director or officer (including expenses, counsel fees, and costs reasonably incurred in connection therewith), provided that the Board of Directors shall have first approved such proposed compromise settlement and determined that the officer or Director involved is not guilty of misconduct, but in taking such action any Director involved shall not be qualified to vote thereof, and if for this reason a quorum of the Board cannot be obtained to vote on such matters, it shall be determined by a committee of three (3) persons appointed by the shareholders at a duly called special meeting or at a regular meeting. In determining whether or not a Director or officer is guilty of misconduct in relation to any such matter, the Board of Directors or committee appointed by the shareholders, as the case shall be, may rely conclusively upon an opinion of independent legal counsel selected by such Board or committee. The rights to indemnification herein provided shall not be exclusive of any other rights to which such Director or officer may be lawfully entitled.


                REPRESENTATION PURSUANT TO SECTION 26(e)(2)(A)

          United Investors Life Insurance Company hereby represents that the fees and charges deducted under the Policy, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by United Investors Life Insurance Company.

                      CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents:

     The facing sheet.
     The prospectus consisting of ___ pages.
     Undertaking to file reports.
     Rule 484 undertaking.
     Representation pursuant to Section 26(e)(2)(A).
     The signatures.
     Written consents of the following persons:________________________________.

     The following exhibits, corresponding to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:

     1.   A.
          (1) Resolution of the Board of Directors of United Investors Life Insurance Company establishing Titanium Universal Life Variable Account*
          (2)  Not Applicable
          (3)  (a)    Form of Underwriting Agreement**
               (b)    Form of Distribution Agreement**
               (c)    Schedule of Sales Commissions**
          (4)  Not applicable
          (5)  (a)    Specimen Flexible Premium Variable Life Insurance Policy,
                      Form TL99 *
               (b)    Accelerated Death Benefit Rider, Form _____**
               (c)    Disability Waiver of Monthly Deduction Rider, Form _____**
               (d)    Additional Insured Term Insurance Rider, Form _____**
               (e)    Children's Term Insurance Rider, Form _____**
               (f)    Accidental Death Benefit Rider, Form _____**
          (6)  (a)    Articles of Incorporation of United Investors Life
                      Insurance Company \1\
               (b)    By-laws of United Investors Life Insurance Company \1\
          (7)  Not applicable
          (8)  Form of Participation Agreement**
          (9)  Not applicable
          (10) Application form*
          (11) Description of issuance, transfer and redemption procedures**

          B.   Not applicable

          C.   Not applicable

     2. Opinion and consent of John H. Livingston, Esquire as to the legality of the securities being registered**

     3.   Not applicable

     4.   Not applicable

     5.   Not applicable

     6. Opinion and consent of W. Thomas Aycock as to actuarial matters pertaining to the securities being registered**

     7.   (a)  Consent of independent accountants**
          (b)  Consent of Sutherland Asbill & Brennan LLP**

     8.   Powers of Attorney**

------------------

*    Filed herewith
**   To be filed by amendment

\1\ Incorporated herein by reference to the Exhibit filed electronically with Post-Effective Amendment No. 12 to the registration statement on Form S-6 (File No. 33-11465), filed on behalf of United Investors Life Variable Account on April 29, 1998 (previously filed on January 22, 1987 as an Exhibit to the Form S-6 registration statement, File No. 33- 11465).

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant, Titanium Universal Life Variable Account, has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Birmingham and the State of Alabama, on the 26th day of October, 1999.

                   TITANIUM UNIVERSAL LIFE VARIABLE ACCOUNT
(SEAL)                         (Registrant)

                   By: UNITED INVESTORS LIFE INSURANCE COMPANY
                               (Depositor)

Attest: /s/ John H. Livingston          By: /s/ Anthony L. McWhorter
        ----------------------------       ----------------------------
        John H. Livingston                 Anthony L. McWhorter
        Secretary and Counsel              President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, United Investors Life Insurance Company has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Birmingham and the State of Alabama, on the 26th day of October, 1999.


(SEAL)             UNITED INVESTORS LIFE INSURANCE COMPANY



Attest: /s/ John H. Livingston          By: /s/ Anthony L. McWhorter
        ----------------------------       ----------------------------
        John H. Livingston                 Anthony L. McWhorter
        Secretary and Counsel              President and Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on the date(s) set forth below.

Signature                   Title                                                    Date
---------                   -----                                                    ----

------------------------   Director                                             ______ ___, 1999
C.B. Hudson

/s/ Anthony L. McWhorter
------------------------   Chairman of the Board of Directors,                  October 26, 1999
Anthony L. McWhorter       President and Chief Executive Officer


/s/ W. Thomas Aycock
------------------------   Director, Vice President and                         October 26, 1999
W. Thomas Aycock           Chief Actuary


/s/ Tony G. Brill          Director and Executive Vice                          October 26, 1999
------------------------   President--Marketing
Tony G. Brill


------------------------   Senior Vice President--Marketing                     ______ ___, 1999
Mark S. McAndrew



------------------------   Director                                             ______ ___, 1999
Larry M. Hutchison

/s/ Michael J. Klyce
------------------------   Vice President and Treasurer                         October 26, 1999
Michael J. Klyce

/s/ John H. Livingston
------------------------   Director, Secretary and Counsel                      October 26, 1999
John H. Livingston

/s/ James L. Mayton, Jr.
------------------------   Vice President and Controller                        October 26, 1999
James L. Mayton, Jr.

/s/ Carol A. McCoy
------------------------   Director and Assistant Secretary                     October 26, 1999
Carol A. McCoy

/s/ Ross W. Stagner
------------------------   Director and Vice President                          October 26, 1999
Ross W. Stagner

/s Terry W. Davis
------------------------   Director and Vice President--                        October 26, 1999
Terry W. Davis             Administration

                                 EXHIBIT INDEX


Exhibit No.    Name of Exhibit
-----------    ---------------


1.A.(1) Resolution of the Board of Directors of United Investors Life Insurance Company establishing Titanium Universal Life Variable Account

1.A.(5)(a)     Specimen Flexible Premium Variable Life Insurance Policy, Form
               TL99


1.A.(10)       Application form